SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual Meeting.

2.	Management Information Circular for the Annual Meeting.

3.	Form of Proxy for Annual Meeting.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 12, 2011, at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 26, 2011 and the Auditor’s Report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;

4.	TO CONSIDER the Shareholder proposal set out in Schedule “A” of the accompanying management information circular for the Meeting;

5.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit the enclosed duly executed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:30 p.m. (Eastern Standard Time) on July 8, 2011 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 26th day of May, 2011.

BY ORDER OF THE BOARD

(signed)	John Richardson, Lead Director

DOCUMENT 2

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 12, 2011

This Management Information Circular is furnished in connection with the annual meeting of the shareholders of Research In Motion Limited (the “Company”) to be held on Tuesday, July 12, 2011 at 6:30 p.m. (the “Meeting”) at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 17, 2011.

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND
SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?

Proxies are being solicited by management of the Company for use at the Meeting.  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs.  Management may also retain a proxy solicitation firm to solicit proxies on its behalf by telephone, electronic mail or by facsimile.  Management expects that the cost of retaining a proxy solicitation firm would not exceed $50,000.  The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	On what items am I voting?

You are being asked to vote on three items:

(1) the election of directors to the Company’s board of directors (“Board of Directors”);
(2) the re-appointment of auditors and the authorization of the Board of Directors to fix the auditors’ remuneration; and
(3) the shareholder proposal set out in Schedule “A” to this Management Information Circular.

3.	Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 17, 2011 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

4.	How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are registered in the name of an intermediary (an “Intermediary”), such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf, or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

5.	How do I vote my shares in person at the Meeting?

If you are a registered shareholder and plan to attend the Meeting on July 12, 2011 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting.  Please register with the Company's transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

6.	What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company, to vote your Common Shares at the Meeting in accordance with your instructions.  You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting.  This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

7.	What should I do with my completed form of proxy?

If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 6:30 p.m. (Eastern Daylight Time) on July 8, 2011 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.  A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

8.	How will my shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly.  If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

	1)	FOR the election of individuals listed herein as proposed nominees directors of the Company;
	2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorization of the Board of Directors to fix the auditors' remuneration; and
	3)	AGAINST the shareholder proposal in Schedule “A”.

9.	If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chairman of the Meeting (“Chairman”) on the day of the Meeting or any adjournment thereof.

10.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

11.	What constitutes a quorum at the Meeting?

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20% of the issued and outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

12.	How many shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares.  524,111,544 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding.

13.	Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.(1)

(1)This information reflects share ownership as of the Record Date and is based on information from Nasdaq Online of The Nasdaq Stock Market, Inc.

14.	How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders.  Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

A non-registered shareholder who wishes to vote in person may attend at the Meeting as proxyholder for the Intermediary and vote the non-registered shareholders' Common Shares in that capacity.  If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

15.	Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes.  However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter.  Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

16.	What if I have other questions?

If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:

By Mail: 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1
By Telephone: 1-800-564-6253
By Fax: 1-866-249-7775
By Internet: service@computershare.com

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2011: U.S. $1.00 = CDN $1.0207
Fiscal 2010: U.S. $1.00 = CDN $1.1119
Fiscal 2009: U.S. $1.00 = CDN $1.1040

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended February 26, 2011 (“Fiscal 2011”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements form part of the Company's 2011 Annual Report, which was mailed to the Company's registered and beneficial shareholders who requested it.  The 2011 Annual Report is available on the Company's website at www.rim.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com.

2.	Election of Directors

The Company’s articles of amalgamation provide for the Board of Directors to consist of a minimum of one and a maximum of fifteen directors. The number of directors to be elected at the Meeting has been fixed by the Board of Directors at nine. All of the proposed nominees, other than Ms. Claudia Kotchka, are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the nine nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, municipality of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on committees of the Board of Directors, record of attendance at meetings of the Board of Directors and its committees, and directorships of other publicly-traded companies during the preceding five years.  Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”) (1)(2) together with the same information for the fiscal year ended February 27, 2010 (“Fiscal 2010”) as determined as of the Record Date(3).  See the description of the DSU Plan under “Directors’ Compensation” in this Management Information Circular.

(1)
The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“NASDAQ”) on the Record Date, which was $43.78 per Common Share.

(2)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit (“RSU”) information for certain of the directors.  Directors who are also officers of the Company are not compensated for Board of Director service and do not receive DSUs.  Stock option and RSU information for Messrs. Balsillie and Lazaridis under the Stock Option Plan and the RSU Plan is reported under “Executive and Director Compensation” in this Management Information Circular, and stock option information for Mr. Richardson is reported under “Directors’ Compensation” in this Management Information Circular.

(3)	The value of Common Shares/DSUs as of May 17, 2010 was calculated using the closing price of the Common Shares on the NASDAQ on May 17, 2010, which was $66.25 per Common Share.

James L. Balsillie, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Balsillie, 50, served as a director of the Company from 1993 to February 2009 and was re-appointed by the Board of Directors as a director on May 28, 2010.  He is the Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce degree from the University of Toronto and an MBA from Harvard Business School.  Mr. Balsillie also holds several Honorary Doctorate degrees. In addition, he holds an FCA from the Institute of Chartered Accountants of Ontario.  In May 2009, Mr. Balsillie was inducted into the Order of the Business Hall of Fame.  In 2002, Mr. Balsillie founded the Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.  He is also the Chair of the Canadian International Council.

Board/Committee Membership	Attendance(1)	Public Board Membership in Past Five Years
		Name of Reporting Issuer		Period of Service
Board	7/7	100%	Current Boards None Other Boards in Past 5 Years Descartes Systems Group Inc.	1996-2007
Strategic Planning Committee	1/1	100%
Overall	8/8	100%
Areas of Expertise
• Sales and Marketing • Industry Experience • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)(2)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	26,680,490	N/A	26,680,490	$1,168,071,852
2010	28,850,602	N/A	28,850,602	$1,911,352,382

1.
Mr. Balsillie was re-appointed as a director on May 28, 2010 and accordingly attended, as a director, the seven Board of Director meetings that occurred following the date of his appointment. He was appointed to the Strategic Planning Committee on September 16, 2010 and attended, as a member of the Committee, the one Strategic Planning Committee Meeting that occurred following the date of his appointment.

2.
As was publicly disclosed on September 29, 2010, Mr. Balsillie has entered into an automatic securities disposition plan (the “Balsillie ASDP”) in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy.  The Balsillie ASDP provides for the donation of 351,868 Common Shares to a registered charitable foundation established by Mr. Balsillie as well as the sale of 351,867 Common Shares by Mr. Balsillie during the term of the Balsillie ASDP, which generally provides for weakly dispositions, subject to certain volume and other limits.  The Common Shares to be donated and sold by Mr. Balsillie were issuable upon the exercise of stock options granted to Mr. Balsillie that would have expired in January 2011.  The foundation will immediately sell the shares received from Mr. Balsillie.  As of the Record Date, all of the donations and sales of Common Shares under the Balsillie ASDP have occurred.

Mike Lazaridis, Waterloo, Ontario, Canada (Non-Independent Director)

Mr. Lazaridis, 50, has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company.  He holds an honorary Doctor of Engineering degree from the University of Waterloo.  In May 2009, Mr. Lazaridis was inducted into the Order of the Business Hall of Fame in recognition of his business excellence, outstanding business achievements and enduring contributions to Canadian society.  In recognition of his leadership and innovation, he was named by The Globe and Mail as Canada’s Nation Builder of the Year for 2002.  He is also an Officer of the Order of Canada.   Mr. Lazaridis has more than 50 patents issued and has received dozens of industry and community awards for his innovations in wireless radio technology/software.  He has founded two research institutions of international significance: the Perimeter Institute for Theoretical Physics, an independent theoretical physics research institute and the Institute for Quantum Computing, a research center focused on fundamental aspects of quantum mechanics and their applications to information processing which was established within the University of Waterloo.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards None Other Boards in Past 5 Years None
Strategic Planning Committee	4/4	100%
Overall Attendance	14/14	100%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	26,488,706	N/A	26,488,706	$1,159,675,549
2010	29,839,008	N/A	29,839,008	$1,976,834,280

1.
As was publicly disclosed on September 29, 2010, Mr. Lazaridis has entered into automatic securities disposition plans (the “Lazaridis ASDPs”) in accordance with Rule 10b5-1 under the U.S. Exchange Act, applicable Canadian securities legislation and the Company’s Insider Trading Policy. The Lazaridis ASDPs provide for the disposition of 1,050,000 Common Shares that are issuable upon exercise of stock options granted to Mr. Lazaridis, including 600,000 shares underlying stock options that would have expired in January 2011.  Of the 1,050,000 Common Shares, 350,000 will be donated by Mr. Lazaridis to a registered charitable foundation established by Mr. Lazaridis and the remaining 700,000 Common Shares will be sold over the term of the Lazaridis ASDPs, which generally provide for weekly dispositions, subject to certain volume and other limits.  In addition, Mr. Lazaridis will effect weekly charitable donations under the Lazaridis ASDPs to the foundation, subject to volume limits and a limit order price, over the term of the Lazaridis ASDPs until the aggregate amount of such donations, together with the value of the donation of 300,000 of the Common Shares issuable upon exercise of the stock options described above, equals CDN $100 million.  Mr. Lazaridis will also effect weekly sales under the Lazaridis ASDPs, subject to volume limits and a limit order price, until the aggregate amount of such sales, together with the proceeds from the sales of 600,000 of the Common Shares issuable upon exercise of the stock options described above, equals CDN $200 million.  Donations and sales under the Lazaridis ASDPs will occur over the 18-month term of the Lazaridis ASDPs.  The foundation will immediately sell the Common Shares received from Mr. Lazaridis.  As of the Record Date, 851,535 Common Shares have been donated, and 1,703,071 Common Shares have been sold, under the Lazaridis ASDPs.

David Kerr, Toronto, Ontario, Canada (Independent Director)

Mr. Kerr, 67, has served as a director of the Company since July 2007. Mr. Kerr has a B.Sc. from McGill University and is a Chartered Accountant.  He is Managing Partner of Edper Financial Corporation, an investment holding company.  From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. In addition to the public board memberships indicated below, Mr. Kerr is a director of Sustainable Developments Technology Canada, the Toronto Rehabilitation Hospital Foundation, the Special Olympics Canada Foundation and is a member of the advisory board of the Schulich School of Business, York University.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	9/10	90%
Current Boards
Brookfield Asset Management Inc.
Sun Life Financial Inc.
Halmont Properties Corporation

Other Boards in Past 5 Years
CanWest Global Communications Corp.
Shell Canada Limited
Falconbridge Limited
				1987 - Present 2004 - Present 2009 - Present 2007-2010 2003 - 2007 1989 - 2006
Audit and Risk Management Committee	5/5	100%
Compensation, Nomination & Governance Committee	6/6	100%
Overall attendance	20/21	95%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Executive Compensation and Succession • Outside Board Experience • Investment Management • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	15,000	6,696	21,696	$949,851
2010	9,000	4,770	13,770	$912,263

Claudia Kotchka, Cincinnati, Ohio, U.S.A. (Independent Director)

Ms. Kotchka, 59, is currently not a director of the Company.  She has a B.B.A., Cum Laude, from Ohio University and is a Certified Public Accountant.  Ms. Kotchka is an independent consultant to Fortune 500 companies on innovation, strategy and design.  She is also a speaker at conferences and forums on design and innovation and has been a guest lecturer at business schools and universities including Stanford University, Syracuse University, the University of Miami, and Wake Forest University.  Prior to her retirement from Proctor & Gamble, Inc. in 2009, she held various executive roles of increasing responsibility during her 31 year career at Procter & Gamble, including Vice President, Design Innovation & Strategy from 2001 to 2009; Vice President, eBusiness Ventures in 2000; Vice President, Marketing, Global Feminine Care from 1999 to 2000; and Vice President, Design & Marketing Knowledge, P&G Worldwide from 1997 to 1999.  Ms. Kotchka is a Member of the Board of Trustees of the Smithsonian Design Museum and an Advisor with Stanford University Institute of Design.  She has also served on a number of charitable organizations including as a member of the United Way Women’s Leadership Council, as well as a member of the Board of Directors of the Audubon Society and Reading for Life.

Board/Committee Membership		Attendance	Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Ms. Kotchka has not previously served on the Board of Directors.			Current Boards None Other Boards in Past 5 Years None

Areas of Expertise
• Brand Marketing and Communications • Design, Innovation and Strategy • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
As at Record Date	N/A	N/A	N/A	N/A

Roger Martin, Toronto, Ontario, Canada (Independent Director)

Mr. Martin, 54, has served as a director of the Company since July 2007.  Mr. Martin has an AB from Harvard College, with a concentration in Economics, and a MBA from the Harvard School of Business.  He is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm.  In addition to the public board memberships indicated below, Mr. Martin also serves as the Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress, a director on the board of the Skoll Foundation, Vice-Chair of Tennis Canada, a trustee of The Hospital for Sick Children, and  director of AIC Institute for Corporate Citizenship.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	9/10	90%	Current Boards Thomson Reuters Corporation Other Boards in Past 5 Years None	1999 - Present
Strategic Planning Committee	4/4	100%
Overall attendance	13/14	93%
Areas of Expertise
• Corporate Strategy • Corporate Finance • Marketing • International Business
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	-	8,339	8,339	$365,081
2010	-	5,771	5,771	$382,329

John E. Richardson, Toronto, Ontario, Canada (Independent Director)

Mr. Richardson, 78, has served as a director of the Company since 2003 and has been the Lead Director of the Company since March 2007. He has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson is currently a corporate director. He was appointed Chairman of the Ontario Pension Board in July 2004 and retired from that position at the end of his three year term in June 2007. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. He was a past board member with The Insurance Bureau of Canada and the Facility Association.  In addition to the public board memberships indicated below, Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards Armtec Infrastructure Income Fund Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund	2004 - Present 2006 - 2009
Audit and Risk Management Committee	5/5	100%
Compensation, Nomination & Governance Committee	6/6	100%
Overall attendance	21/21	100%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Investment Management • Outside Board Experience • Executive Leadership
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	44,500	9,009	53,509	$2,342,624
2010	44,500	5,757	50,257	$3,329,526

Barbara Stymiest, Toronto, Ontario, Canada (Independent Director)

Ms. Stymiest, 54, has served as a director of the Company since March 2007.  She has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario.  Ms. Stymiest joined Royal Bank of Canada in 2004 and serves as a member of the Group Executive which is responsible for the overall strategic direction of the company.  Prior to that, she held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently a Director of George Weston Limited, Toronto Rehabilitation Institute, the Canadian Institute for Advanced Research, the Royal Ontario Museum and the Chair and a Director of Symcor Inc.  She has also served on a number of professional and charitable organizations including the Canadian Institute for Chartered Accountants’ Accounting Oversight Committee, United Way Campaign Cabinet and Hincks-Dellcrest Children’s Centre.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards George Weston Limited Other Boards in Past 5 Years None	2011 - Present
Audit and Risk Management Committee	5/5	100%
Overall attendance	15/15	100%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Risk Management • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	10,000	9,684	19,684	$861,766
2010	10,000	6,689	16,689	$1,105,646

Antonio Viana-Baptista, Madrid, Spain (Independent Director)

Mr. Viana-Baptista, 53, has served as a director of the Company since September 2009.  He has a Masters degree in Economics from the Universidade Catolica Lisbon, Portugal and an MBA, Honors and Distinction, from INSEAD. Mr. Viana-Baptista is currently a corporate director. Prior to his retirement in January 2008, he held various executive roles at Telefonica including General Manager, Chief Executive Officer, Telefonica Spain; Chairman and Chief Executive Officer, Telefonica Moviles and Telefonica International. Prior to joining Telefonica, Mr. Viana-Baptista held positions with Banco Portugues de Investimento as Executive Director and with McKinsey & Company as Principal Director, Madrid, Spain and Lisbon.

Board/Committee Membership	Attendance(1)		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	8/10	80%	Current Boards Telesp, S.A. NH Hoteles SEMAPA, SGPS, S.A. Jeronimo Martins, SGPS, S.A. Other Boards in Past 5 Years Telefonica, S.A. Portugal Telecom, SGPS, S.A.	2008 - Present 2009 - Present 2010 - Present 2010 - Present 2000 - 2008 2000 - 2008
Audit and Risk Management Committee	4/5	80%
Overall attendance	12/15	80%
Areas of Expertise
• Industry & International Marketplace • Executive Compensation and Succession • Outside Board Experience • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	-	5,715	5,715	$250,203
2010	-	3,147	3,147	$208,489

John Wetmore, Toronto, Ontario, Canada (Independent Director)

Mr. Wetmore, 61, has served as a director of the Company since March 2007.  He has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is currently a corporate director. He is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada.  He also held various finance positions at IBM Americas.  In addition to the public boards indicated below, Mr. Wetmore has previously served as a director of the Sunnybrook Hospital Foundation, a member of the University of Waterloo Board of Governors and a member of the United Way of Greater Toronto Campaign Cabinet.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years
			Name of Reporting Issuer	Period of Service
Board	10/10	100%	Current Boards Loblaw Companies Limited Other Boards in Past 5 Years Resolve Business Outsourcing Income Fund	2006 - Present 2006-2009
Compensation, Nomination & Governance Committee	6/6	100%
Strategic Planning Committee	4/4	100%
Overall attendance	20/20	100%
Areas of Expertise
• Industry and Technology • Executive Compensation and Succession • Corporate Governance • Outside Board Experience • Executive Leadership • Strategic Management
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2011	7,200	6,880	14,080	$616,422
2010	7,200	4,980	12,180	$806,925

Director Attendance and Committee Meetings Held During Fiscal 2011

Board members are expected, to the best of their abilities, to attend all Board of Directors meetings and meetings of committees on which they serve.  Meeting attendance of each nominee proposed for election is reported above. All members of the Board of Directors attended 80% or more of the meetings of the board of Directors.  The chart below shows the number of Board of Director and committee meetings held during Fiscal 2011. In addition, to maintain independence from management, the Board of Directors and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Number of Meetings
Board of Directors	10
Compensation, Nomination & Governance Committee	6
Audit and Risk Management Committee	5
Strategic Planning Committee	4
Total	25

Penalties and Sanctions

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s senior officers, directors, proposed nominees for directors (other than Messrs. Kerr, Martin, Viana-Baptista and Ms. Kotchka who were not directors at the time) and certain other insiders of the Company were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”) which was in effect from November 7, 2006 until May 23, 2007.  The MCTO prohibited trading in the Company's securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked after the required securities filings were made by the Company with the OSC.

On February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Mike Lazaridis, James Balsillie, and certain former directors and officers of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.  Mr. Lazaridis, Mr. Balsillie and one former officer of the Company agreed to contribute, in the aggregate, a total of approximately CDN $83.1 million to the Company, consisting of (i) a total of CDN $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006, and (ii) a total of CDN $44.8 million to the Company (CDN $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company.  These contributions were made through Mr. Lazaridis, Mr. Balsillie and the former officer undertaking not to exercise vested stock options to acquire an aggregate of 1,160,129 Common Shares of the Company.  As all of the relevant stock options have expired, these undertakings have been satisfied. Mr. Lazaridis and Mr. Balsillie also paid CDN $1.65 million and CDN $5.7 million, respectively, to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

As part of the OSC settlement relating to current directors of the Company, Mr. Balsillie and Mr. Lazaridis were reprimanded by the OSC and Mr. Lazaridis agreed to complete a course acceptable to staff of the OSC regarding the duties of directors and officers of public companies by February 5, 2010.  Mr. Lazaridis has completed courses acceptable to the staff of the OSC. In addition, Mr. Balsillie agreed not to act as a director of any Canadian reporting issuer until the later of 12 months from the date of the OSC settlement agreement and the Company’s public disclosure of how it is addressing the recommendations from an independent review of the Company’s corporate governance practices, which public disclosure occurred on April 1, 2010.  As noted above, Mr. Balsillie was re-appointed by the Board of Directors as a director of the Company on May 28, 2010.

On February 17, 2009, the Company, Mr. Lazaridis, Mr. Balsillie and two former officers of the Company entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company’s historical stock option granting practices.  Mr. Lazaridis and Mr. Balsillie consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Mr. Lazaridis and Mr. Balsillie were liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts were deemed paid in full because Mr. Lazaridis and Mr. Balsillie had already voluntarily paid those amounts to the Company as part of a series of recommendations of a Special Committee of the Company’s Board of Directors following the voluntary internal review by the Company of its historical stock option granting practices.  Messrs. Balsillie and Lazaridis and two former officers of the Company also agreed to monetary penalties in the aggregate of $1.425 million.

Mr. Kerr became a director of Canwest Global Communications Corp. (“Canwest Global”) in 2007. In October 2009, Canwest Global filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and filed for recognition and ancillary relief under Chapter 15 of the United States Bankruptcy Code.  On July 19, 2010, creditors of Canwest Global approved a purchase and sale transaction (the “Transaction”) between Canwest Global, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries (collectively, the “CMI Entities”) and Shaw Communications Inc. to allow Canwest Global to emerge from CCAA protection. The Transaction was sanctioned by the Ontario Superior Court of Justice (Commercial List) on July 28, 2010. On October 27, 2010, the

Transaction was completed.  Accordingly, Canwest Global has disposed of all of its operating assets and ceased to carry on business.  In addition, Canwest Global’s subordinate voting shares and non-voting shares have been delisted from the TSX Venture Exchange, Canwest Global has changed its name to 2737469 Canada Inc., and the directors and officers of the CMI Entities have resigned from their positions. It is anticipated that FTI Consulting Canada Inc., the Court-appointed monitor of the CMI Entities, will commence bankruptcy proceedings in respect of Canwest Global, CMI and certain other CMI Entities in due course. Mr. Kerr ceased to be a director of Canwest Global in 2010.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration.  E&Y have been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended February 26, 2011 and February 27, 2010, the Company incurred the following fees for the services of E&Y:

	Fiscal 2011	Fiscal 2010
Audit Fees	$2,811,000	$2,117,000
Audit Related Fees	$65,000	$86,000
Tax Fees	$6,700	$8,000
Total Fees	$2,882,700	$2,211,000

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending March 3, 2012 and authorizing the Board of Directors to fix the auditors’ remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the Board of Directors to fix the auditors’ remuneration.

EXECUTIVE AND DIRECTOR COMPENSATION

1.	Compensation Discussion & Analysis

Introduction

This Compensation Discussion & Analysis ("CD&A") describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions are made by the Compensation, Nomination & Governance Committee of the Board of Directors (“CNG Committee”) during the annual executive compensation review.  This CD&A also provides details on decisions made with respect to the compensation paid, and to be paid, to the Company's Co-Chief Executive Officers, its Chief Financial Officer and the three other most highly compensated executive officers (“Named Executive Officers” or “NEOs”).  This CD&A also explains the elements that are part of each NEO's compensation and compares the trend in NEO compensation to the Company’s performance.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page

A	CNG Committee & Independent Advisors	Describes the role of the CNG Committee in reviewing, approving and making compensation decisions and the role of its independent compensation advisors.	18
B	Executive Compensation Strategy & Philosophy	Describes the Company’s overall executive compensation strategy and philosophy.	18
C	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision making process and the comparator group considered to assess the competitiveness of executive compensation and to support executive compensation decision making.	19
D	Compensation Elements for the NEOs	Describes how compensation design decisions are made and the elements of executive compensation including, why the Company chooses to pay each element and how each element fits into the overall compensation strategy and philosophy.	20
E	Company Performance vs. Comparator Group & Indices	Compares the Company’s one and three year operational performance relative to its comparator group and describes the cumulative total shareholder return in the Company compared to the TSX/NASDAQ indices.	27
F	Co-CEO Compensation vs. Comparator Group	Describes the Co-CEO compensation relative to the chief executive officer compensation of our comparator group.	29
G	Summary Compensation Table & Disclosures	Describes the actual compensation awarded to the Named Executive Officers.	30

A.	Compensation, Nomination and Governance Committee & Independent Advisors

The Board of Directors, with the support of the CNG Committee, is responsible for executive compensation. The CNG Committee currently consists of John Wetmore (Chair), John Richardson and David Kerr, none of whom has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company.  No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Company’s Board of Directors or the CNG Committee.  Messrs, Wetmore, Richardson and Kerr are independent directors within the meaning of the rules of NASDAQ and applicable Canadian securities laws.  The CNG Committee meets without management present at each of its quarterly meetings.

The CNG Committee is governed by a written Charter that was adopted by the CNG Committee and the Board of Directors in December 2009.  The CNG Committee’s Charter may be viewed at www. rim.com/investors/corporategovernance.  In relation to its duties and responsibilities concerning compensation matters pursuant to its Charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and annually reviewing, and recommending to the Board of Directors for approval, the compensation of the following executive officers (collectively, “Executive Officers”):

•	Co-Chief Executive Officers (“Co-CEOs”)	•	Chief Information Officer
•	Chief Financial Officer	•	Chief Legal Officer
•	Chief Operating Officer, BlackBerry	•	Chief Operating Officer, Manufacturing and Global Supply Chain
•	Chief Technology Officer, Software
•	Chief Operating Officer, Product Engineering

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices.  In consultation with the independent members of the Board of Directors, the CNG Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements.  Recommendations made by the CNG Committee are reviewed and discussed by the independent members of the Board of Directors before final approval of the Co-Chief Executive Officers’ compensation.

The CNG Committee has sole authority to retain independent compensation advisors to assist the CNG Committee.  It also has the authority to approve the fees payable to any independent compensation advisor that it retains.  For part of Fiscal 2011, the CNG Committee retained Towers Watson as its compensation advisor.  With the merger of Towers Perrin and Watson Wyatt in January, 2010 to form Towers Watson, it was determined that management would use Towers Watson as its primary compensation advisor and the CNG Committee commenced a search process to retain a different compensation consultant to provide independent compensation advice solely to the CNG Committee.  Following the completion of a selection process and for part of Fiscal 2011, the CNG Committee retained the services of Frederic W. Cook & Co., Inc. (“Frederic Cook”) to provide independent advice to the CNG Committee on the Company’s compensation practices.  Since then, the Chair and the members of the CNG Committee have had full discretion to consult with Frederic Cook.  Decisions made by the CNG Committee generally reflect factors and considerations in addition to the information and advice provided to it by Frederic Cook.

The fees paid to Frederic Cook for independent advice to the CNG Committee rendered for the second part of Fiscal 2011 were approximately CDN $74,511.   The fees paid to Towers Watson for independent advice to the CNG Committee rendered in the first part of Fiscal 2011 were approximately CDN $54,000. The aggregate amount of fees paid to independent advisors in Fiscal 2011 was approximately CDN $128,511.

B.	Executive Compensation Strategy & Philosophy

The Company aims to provide appropriate compensation for its Executive Officers that is internally equitable, externally competitive and reflects both individual achievements and Company performance. The executive compensation strategy supported by the CNG Committee in Fiscal 2011 focused on the following principles:

•	fair and market competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives
•	recognition and encouragement of leadership, entrepreneurial spirit and team work
•	short-term incentives to reward individual performance and contribution to the achievement of the Company’s objectives
•	long-term incentives to align the financial interests of the NEOs and other Executive Officers with the financial interests of the shareholders of the Company through RSUs
•	recognition of an individual’s contribution to the enhancement of shareholder value

C.	Executive Compensation Decision-Making

The CNG Committee, with guidance and advice from its independent compensation advisors, annually reviews Executive Officer compensation.  This review includes all elements of executive compensation, individual Executive Officer performance relative to individual objectives, Company performance relative to pre-determined Company objectives, input from the Company’s human resources function and the Co-CEOs (other than on Co-CEO compensation) and market comparator group data.  The CNG Committee then makes recommendations to the full Board of Directors which approves Executive Officer compensation other than for the Co-CEOs whose compensation is approved by the independent members of the Board of Directors.  These reviews and approvals for Fiscal 2011 compensation occurred as follows:

•	Base Salary: May 2010 (Fiscal 2011) meetings
•
Annual Incentive:  Targets reviewed and approved at May 2010 (Fiscal 2011) meetings and actual incentive payouts reviewed and approved at May 2011 (Fiscal 2012) meetings after actual performance was determined

•	Long-Term Incentive Equity Compensation: September 2010 (Fiscal 2011) meetings

This separation in time between decision making regarding the short-term and long-term elements of executive compensation allowed the Company, the CNG Committee and the Board of Directors to take into consideration Fiscal 2010, as well as Fiscal 2011 (first and second quarter), Executive Officer performance in establishing their total Fiscal 2011 annual compensation and to review updated competitive data before approving the long-term incentive compensation.  Even though the annual compensation review addresses base salary, annual incentive and long-term incentive elements at different times, the CNG Committee and the Board of Directors review total compensation.

For the purpose of considering the competitiveness of the Company’s executive compensation in making these decisions for Fiscal 2011, the Company established and used compensation data from a market comparator group approved by the CNG Committee taking into consideration information and advice on base salary and annual incentive targets from Towers Watson and on long-term incentive compensation/equity from Frederic Cook.  The comparator group for Fiscal 2011 was selected on the basis of, among other things, the comparator company’s industry, size, scope and rate of growth relative to the Company.  More specifically, when choosing the companies to be included in the comparator group, the CNG Committee focused on the revenue size and the growth of each company as demonstrated by its market capitalization to sales ratio.  Other criteria considered by the CNG Committee when selecting members of the comparator group included:

•	focusing on relevant North American organizations with a global presence
•	seeking representation of a cross-section of the technology industry
•	focusing on high-growth organizations
•	including Canadian companies

For Fiscal 2011, based on the above criteria, Applied Materials, Broadcom Corporation and Corning Inc. were deleted from the Fiscal 2010 comparator group and Apple, Cisco Systems, Google and Intel were added.  The 17 companies in the comparator group used to assess the competitiveness of base salary and the other elements of executive compensation are presented in the following table reflecting the fiscal year data available for each company at the time the CNG Committee conducted its comparator group review for Fiscal 2011.  The executive compensation of the comparator companies were utilized to review and make decisions regarding compensation elements for Fiscal 2011, including base salary, annual incentives, and long term incentive compensation/equity.

Comparator Companies Corporate Information – FY 2011 Compensation Decisions* (millions)
Company Name	Sales1	Market Cap2	Market Cap/Sales Ratio	Gross Profit1	Gross Profit Margin	Global	Industry
Apple Inc.	$42,905	$185,548	4.3	$17,222	40%	x	Computer Hardware
ADP	$8,838	$21,006	2.4	$4,751	54%	x	IT Services
BCE Inc.	$16,931	$21,248	1.3	$12,611	74%		Diversified Telecommunications
Cisco Systems Inc.	$36,117	$139,305	3.9	$23,094	64%	x	Network/Equipment Products
eBay Inc.	$8,727	$29,903	3.4	$6,248	72%	x	Internet Software & Services
EMC Corporation	$14,026	$35,676	2.5	$7,757	55%	x	Computer & Peripherals
Google Inc.	$23,651	$167,511	7.1	$14,807	63%	x	Internet Software & Services
Intel Corporation	$35,127	$113,408	3.2	$19,561	56%		Semiconductors & Semiconductor Equipment
Microsoft Corporation	$58,437	$251,449	4.3	$46,282	79%	x	Systems Software
Motorola Inc.	$18,147	$15,635	0.9	$5,804	32%	x	Computer Equipment
Nokia OYJ	$58,737	$50,118	0.9	$19,226	33%	x	Computer Equipment
Qualcomm Inc.	$10,416	$61,649	5.9	$7,235	69%	x	Computer Equipment
Rogers Communications Inc.	$11,199	$19,543	1.7	$9,882	88%		Wireless Telecommunication Services
TELUS Corporation	$9,170	$10,234	1.1	$3,783	41%		Integrated Telecommunication Services
Texas Instruments Inc	$10,427	$30,277	2.9	$4,999	48%	x	Semiconductors & Semiconductors Equipment
Thomson Reuters Corp	$12,997	$28,731	2.2	$4,001	31%	x	Media
Yahoo Inc	$6,460	$21,437	3.3	$3,589	56%	x	Internet Software & Services
25th Percentile	$9,793	$21,127	1.5	$4,875	41%
50th Percentile	$14,026	$30,277	2.9	$7,757	56%
75th Percentile	$35,622	$126,356	4.1	$18,224	71%

Research In Motion Limited	$14,953	$39,399	2.6	$6,584	44%

*	All data sourced from Standard & Poor’s database Capital IQ.
1.	Sales and Gross Profit reflect fiscal year information as of February 27, 2010, the fiscal data available when the comparator group was established.
2.	Market Capitalization is as of February 27, 2010.

The CNG Committee will continue to review the comparator group annually and make adjustments as it determines to be necessary.

D.	Compensation Elements for the Named Executive Officers

The compensation of the Company's Named Executive Officers is comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and benefits.  The purpose of each of these elements is as follows:

Elements		Purpose of the Compensation Elements
Base Salary (Annual Fixed)	·
This element provides minimum compensation to secure day-to-day services and reflects the Executive Officer's role, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive (Annual Variable)	·	This element is designed to motivate and reward an executive officer for contribution to the achievements of the Company and individual goals set for the fiscal year.
Long-Term Incentive (Long-Term Variable)	· · · ·
This element allows Executive Officers to potentially receive compensation under the Stock Option Plan and/or the RSU Plan over a number of years.
These plans are designed to enable the Company to attract and retain highly qualified executive officers.
These plans are designed to align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation of shareholder value.
These plans are also designed to advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares of the Company.

Retirement Savings (Long-Term)	· · ·
This element is designed to assist Executive Officers in saving for their retirement and helps attract talented executives.
Other than the retirement savings plans made available to all employees of the Company, the Company's approach to retirement savings is for Executive Officers to be responsible for their retirement savings.
Executive officers are offered the same retirement savings plan and Company matching program as other employees of the Company.

Other Compensation (Short & Long-Term)	· · ·
Benefits
Executive Officers are provided the same benefits programs as the Company offers other employees.
Designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
Benefits programs include supplemental health, dental, life insurance and disability coverage.

	·	Perquisites Perquisites are not a typical element of executive compensation, but perquisite arrangements are established from time to time in the best interests of the Company on a case-by-case basis.

Base Salary

The base salary for each NEO is reviewed annually after the completion of the prior fiscal year.  During its review, the CNG Committee considers the importance of qualitative factors in assessing individual performance of its NEOs, such as demonstrated leadership ability and the management and implementation of major projects and initiatives.  The NEOs’ base salaries are also reviewed by the CNG Committee against the comparator group based on market data provided by the independent compensation advisor.  In addition to these considerations, the CNG Committee also receives and considers base salary proposals from the Co-Chief Executive Officers for all the Executive Officers other than themselves.  The recommendations from the Co-Chief Executive Officers are reviewed and, if determined appropriate, approved, with or without modification, by the CNG Committee and the Board of Directors as a whole.  The CNG Committee, with advice and input from its independent compensation advisor, makes the base salary recommendations for the Co-Chief Executive Officers to the independent members of the Board of Directors for approval.

As a result of the CNG Committee’s compensation review after the completion of Fiscal 2010, the Company did not increase the base salaries of the Co-Chief Executive Officers for Fiscal 2011 as the CNG Committee determined that it was more appropriate to increase Annual Incentive Plan targets to align them closer to the

Company’s comparator group and to increase performance based pay.  However, the base salaries of the other NEOs were increased as shown in the table below.  These adjustments were effective on June 1, 2010 and reflected the NEO's role, personal performance, experience, and contribution to the business of the Company as well as competitive benchmarking to the Company’s comparator group.

Name	Base Salary for Fiscal 2010 (Effective June 1, 2009 CDN)1	Base Salary for Fiscal 2011 (Effective June 1, 2010)
		CDN	US4
James L. Balsillie	$1,200,000
Mike Lazaridis	$1,200,000
Donald Morrison	$695,000
Thorsten Heins2	$550,000
James Rowan3	$550,000
Brian Bidulka	$500,000

1.	Mr. Bidulka was promoted to the position of Chief Financial Officer effective December 17, 2009 at which time his base salary was increased to CDN $500,000.
2.	Mr. Heins was promoted to the position of Chief Operating Officer, Product Engineering effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000.
3.
Mr. Rowan was promoted to the position of Chief Operating Officer, Manufacturing & Global Supply Chain effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000.

4.	Base salaries have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of 1.0479 on June 1, 2010.

Annual Incentives

(Overview and Annual Incentive Plan Design)

At the beginning of Fiscal 2010, the CNG Committee approved an annual incentive program for the Co-Chief Executive Officers and the other Executive Officers (the “Annual Incentive Plan”) following the completion of a review of executive compensation practices of the Company.  In Fiscal 2011, the CNG Committee determined that this plan would continue to be important to attract and retain executives essential to the Company’s success and to reward them for the achievement of the Company’s annual performance objectives and individual performance.

Pay for performance is driven through the Company’s Annual Incentive Plan which compensates Executive Officers on the achievement of certain key measures that are critical growth drivers of the business and that support the Company’s objective of generating increased shareholder value through revenue and subscriber growth as well as profitability.  The Annual Incentive Plan provides for target annual bonus awards that are expressed as a percentage of base salary and are tied to the achievement of pre-determined financial and operational performance objectives for the Company for the relevant fiscal year.  The Annual Incentive Plan has a performance-based, formula driven, design, with pre-determined targets that are assessed at the end of each fiscal period, resulting in a performance factor.  For Fiscal 2011, the three measures that comprised the Annual Incentive Plan were revenue (40% weighting), diluted earnings per share (“EPS”) (30% weighting), and net subscriber additions (30% weighting).  No bonus is payable in respect of a performance measure if the Company's actual performance is less than 80% of the pre-established target for the measure.  Each measure has a minimum performance threshold set at 80%, a target at 100% and a maximum at 120%, resulting in payout factors of 50%, 100% and 150% of target incentive respectively.

(Fiscal 2011 NEO Annual Incentive Targets and Individual Performance Modifiers)

For Fiscal 2011, the Company did not increase the base salaries of the Co-Chief Executive Officers, but instead increased the amount of the target annual incentive awards for each of them.  The target annual incentive awards under the Annual Incentive Plan for Fiscal 2011 were increased to better align Co-Chief Executive Officer compensation to the Company’s comparator group chief executive officer compensation by focusing the alignment on an increase in performance based compensation.  The annual incentive targets increased from 100% to 125% of base salary for the Co-Chief Executive Officers.  Section F (Co-CEO Compensation vs. Comparator Group) discusses the target total direct compensation of the Co-Chief Executive Officers, inclusive of the increased annual incentive target, relative to the Company’s comparator group.  The annual incentive targets for the Chief Operating Officer, BlackBerry remained at 75% of base salary and remained at 60% of base salary for the other NEO’s (other than for Messrs. Heins and Rowan for whom the incentive target was a proration of 60% and 50% to reflect that their promotions occurred in Fiscal 2011).  Depending on the Company’s actual performance relative to the targets, the annual incentive award payable to an NEO for Fiscal 2011 could be up to 150% of the NEO's target award.

Individual performance, based in part on the NEO’s performance relative to individual performance objectives set for Fiscal 2011, can also adjust the annual incentive award upwards or downwards by 25%.  While the individual performance modifier is discretionary, it is determined by reviewing the NEOs’ individual objective attainment and contribution to the Company’s eight strategic goals noted below. The Co-Chief Executive Officers make recommendations to the CNG Committee for the awards of the other NEOs.  Any awards made to the NEOs are recommended by the CNG Committee for approval by the Board of Directors.  The CNG Committee, with benchmarking advice and input from its independent compensation advisors, makes recommendations on the target awards for the Co-Chief Executive Officers to the independent directors of the Board of Directors for approval.

(Fiscal 2011 NEO Annual Incentive Payouts)

Based on the Company's actual performance against targets set for Fiscal 2011 for revenue, EPS and net subscriber additions, each of the NEOs will receive an incentive award for Fiscal 2011 in an amount equivalent to his or her target award, adjusted to take into account corporate performance and the NEO's individual performance modifier.  The corporate performance targets set for the three measures reflected continued growth expectations and represented significant increases for each measure over the Company’s previous year performance. The Fiscal 2011 Annual Incentive Plan payout factor of 81.98%, before taking into account individual performance modifiers, is summarized in the following table:

Measure	Weighting	Payout Factor
Revenue	40%	34.80%
Diluted EPS	30%	29.65%
Net Subscriber Additions	30%	17.53%
Total		81.98%

Under attainment on the net subscriber additions was the primary contributor to the payout factor being 81.98%.  The NEOs’ Annual Incentive Plan payout factor of 81.98% was approximately 5% lower than the incentive payout factor for non-Executive Officers, primarily because the NEOs’ Annual Incentive Plan includes the additional measures of net subscribers and earnings per share that are not part of the non-Executive Officers’ incentive plan calculation.  Executive Officers are expected to have greater responsibility for overall growth and profitability.

The table below indicates the actual payout factors for the NEOs over the last three fiscal years and illustrates that the targets have been stretch targets that are difficult to achieve.  Despite strong financial operating performance, including relative to the Company’s comparator group (See - Company Performance vs. Comparator Group & Indices”), the performance targets have not been fully achieved in the last three fiscal years, resulting in less than target payouts. The average pay out factor during the past three years has been 90.37%.

Fiscal Year	Payout Factor Total

FY2011	81.98%
FY2010	91.54%
FY2009	97.60%

Taking into account the lower 81.98% Company performance payout factor for the Executive Officers and potential individual performance modifiers of +/- 25%, the potential Fiscal 2011 Annual Incentive Plan payout factor for NEOs is summarized in the following table:

		Company Performance		Individual Performance Modifier Range
	Annual Incentive Target %	Payout Factor Based on Fiscal 2011 Company Performance	Payout % Annual Base Salary	Low Performance - 25%	High Performance +25%
James L. Balsillie & Mike Lazaridis	125%	81.98%	102.48%	76.9%	128.1%
Donald Morrison	75%	81.98%	61.49%	46.1%	76.9%
Brian Bidulka, Thorsten Heins & James Rowan	60%	81.98%	49.19%	36.9%	61.5%

The following eight strategic goals established at the beginning of Fiscal 2011, as well as individual performance objectives, were taken into account by the CNG Committee in determining the individual performance modifier of each of the NEOs as part of the Fiscal 2011 annual compensation review process:

Goal #1
Continue to enhance the BlackBerry user experience by launching the new BlackBerry Webkit browser and user interface and growing the number of applications and services available for the BlackBerry platform.

Goal #2	Bring to market several new BlackBerry smartphones to invigorate BlackBerry's strong North American presence while driving growth in new market segments and geographies.

Goal #3	Build on the strong international growth over the past year by launching tiered pricing and targeted products and services for new market segments and geographies.

Goal #4	Continue to grow awareness and value of the BlackBerry brand through focused integrated marketing efforts.

Goal #5
Expand the Company’s leadership among business customers by leveraging value-added services, including Chalk Pushcasts and MVS for BES 5.0 and aggressively targeting small and medium sized business with BES Express.

Goal #6	Aggressively grow the BlackBerry subscriber account base.

Goal #7	Attract, hire and retain the best available talent to support the Company’s customers and partners and to maintain the Company’s market leading position.

Goal #8	Continue to focus on delivering strong financial performance for the Company’s shareholders.

The table below shows the amount of the awards to be paid in June 2011 under the Annual Incentive Plan to each NEO with respect to Fiscal 2011 based on the individual personal modifiers for each of the NEOs approved by the CNG Committee and the Board of Directors.  The personal modifiers for the NEOs for Fiscal 2011 are either 1.0 or 1.25.  The CNG Committee reviewed the NEOs’ performance against the eight corporate goals and noted that the majority of the goals were met or exceeded.  The CNG Committee recognized that the NEOs led strong growth and successful financial performance, including relative to the Company’s comparator group (See - Company Performance vs. Comparator Group & Indices”), international expansion, key strategic acquisitions and substantial increases in production volumes, including successful management of the associated impact on product development and supply chain.  However, Goal #2 was only partially met due to a highly competitive United States marketplace.  These factors had a moderating effect on the individual personal modifiers for most of the NEOs.

The CNG Committee also reviewed the individual performance of each NEO relative to their respective individual objectives.  Taking into consideration NEO performance relative to the corporate goals and individual objectives, the overall assessment led to a 1.0 individual performance multiplier for all NEOs with the exception of Messrs. Heins and Rowan whose performance warranted a 1.25 individual performance multiplier.  Messrs. Heins and Rowan exceeded their individual objectives with strong contributions to the achievement of Company results in Fiscal 2011.  Mr. Heins, in his role of Chief Operating Officer, Product Engineering, successfully integrated development teams, including those acquired through Company acquisitions, took on additional responsibilities regarding overall product life cycles, improved the Company’s ability to meet product development requirements, and was a significant contributor to the Company’s international expansion.  Mr. Rowan, in his role of Chief Operating Officer, Global Manufacturing and Supply Chain, made significant contributions to the Company’s ability to manage an increasingly complex/competitive supply chain and successfully managed the Company’s production capabilities to meet substantially increasing production demand across an expanding product line.  These factors were also the reasons for the Company making the special incentive awards to Messrs. Heins and Rowan noted.

Name	Annual Incentive Target %	Fiscal 2011 Payout % without Individual Performance Modifier	Fiscal 2011 Payout % with Maximum Individual Performance Modifier	Individual Performance Modifier	Fiscal 2011 Actual Incentive Award1
					CDN	USD	%
James L. Balsillie	125%	102.48%	128.09%	1	$1,229,700	$1,204,761	102.48%
Mike Lazaridis	125%	102.48%	128.09%	1	$1,229,700	$1,204,761	102.48%
Donald Morrison	75%	61.49%	76.86%	1	$448,841	$439,738	61.49%
Brian Bidulka	60%	49.19%	61.49%	1	$270,534	$265,048	49.19%
Thorsten Heins2	60%	49.19%	61.49%	1.25	$521,179	$510,601	88.70%
James Rowan2	60%	49.19%	61.49%	1.25	$521,179	$510,601	88.70%

1.	Incentive awards have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of 1.0207 for Fiscal 2011.
2.
The incentive awards for Messrs. Rowan and Heins take into account their respective increases in base salary during Fiscal 2011 in connection with their promotions. Mr. Heins was promoted to the position of Chief Operating Officer, Product Engineering effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000. Mr. Rowan was promoted to the position of Chief Operating Officer, Manufacturing & Global Supply Chain effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000.

Fiscal 2011 Special Incentive Award

In addition to the above annual incentive, both Messrs. Heins and Rowan received a special incentive award in the amount of $122,465 in recognition of their strong performance and contribution to the achievement of Company results and its operations.  The factors noted above in connection with the personal modifiers of Messrs. Heins and Rowan (See “Fiscal 2011 NEO Annual Incentive Payouts”) were also the reasons for the Company making the special incentive awards.

Long-Term Incentive Compensation/Equity

As illustrated in the Summary Compensation Table in Section F, long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long term business objectives as well as the interests of shareholders. As part of the executive compensation review completed during Fiscal 2008, the CNG Committee reviewed the long-term incentive compensation for Executive Officers and other senior management.  This review was done taking into consideration total compensation and external market factors.  Based on this review, including market comparator group information provided by the then independent compensation consultants, the

CNG Committee implemented formal annual long-term incentive grant guidelines (the “Guidelines”) that were effective commencing in Fiscal 2009.

Under the Guidelines, grants of stock options and/or RSUs will generally be made annually and will be based on established grant size ranges depending on, among other things, the position level and performance of the individual, as well as comparator group information.  Annual RSU grants for Fiscal 2011 were made by the Company in September 2010 consistent with the practices and procedures set out in the Company’s Policy on Granting Equity Awards.  The awards were granted to recognize the contribution of the NEOs to the Company’s strong growth and successful financial performance as well as their individual performance at the time the RSUs were granted.  The RSU awards exceeded Guidelines in place at that time to make the NEOs’ long term incentive compensation more market competitive.  At the time of the RSU awards, the Company was already engaged in a survey of long-term incentive plan market practices which, upon completion, indicated that the Guidelines were below the award levels of the Company’s comparator group.  This led to revised Guidelines which were approved by the CNG Committee in December 2010.

The CNG Committee decided to award all equity grants to Executive Officers relating to Fiscal 2011 in the form of RSUs.  These RSUs only vest after three years of active employment following the grant date, unless they were awarded in connection with a promotion in which case one third of the RSUs vest on each anniversary of the grant date.  The granting of RSUs has become the preferred equity vehicle because the Company and the CNG Committee believe that RSUs will increase attraction, retention, and engagement of the NEOs.  No stock option awards were granted to the NEOs relating to Fiscal 2011.  The Company and the CNG Committee believe that the long term incentive compensation/equity element of the Company’s compensation program and granting awards that are competitive relative the Company’s comparator group is particularly important as the Company continues to operate in an intensely competitive industry, including with respect to attracting and retaining key talent.

Retirement Savings

The Company offers all Canadian-based Executive Officers, including the NEOs, the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based employees.  In Fiscal 2011, the Company matched a Canadian-based employee’s contributions to the group RRSP "dollar for dollar" up to four percent of their base salary until they reach their current year group registered retirement savings plan (“RRSP”) contribution limit.  No additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of three NEOs.  Messrs. Balsillie and Lazaridis receive an automobile allowance which is reflected in the Summary Compensation Table.  Mr. Morrison is reimbursed by the Company for annual golf club dues and also has the benefit of a car and driver which are reflected and discussed in the Summary Compensation Table.  The Company believes that providing the services of a car and a driver for Mr. Morrison benefits the Company by allowing him to devote additional time to Company business.

Claw Back of Incentive and Equity Based Compensation

In April 2008, the Board of Directors approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board of Directors becomes aware of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, the Board of Directors shall take such action as it deems appropriate to remedy the misconduct, prevent its recurrence, and may take disciplinary action against the Executive Officer.  In addition, the Board of Directors will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such Executive Officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the Executive Officer had the financial results been properly reported would have been lower than the amount actually awarded.

E.	Company Performance vs. Comparator Group & Indices

The following chart shows strong Company operating performance in the top-quartile relative to its Fiscal 2011 comparator group over both a 1 year and 3 year period (Data Source: Standards & Poor’s Compustat).  This comparison is based on the most recently completed and disclosed fiscal year ends for each of the companies in the comparator group as of September 2010 which was when long term incentive compensation and total Fiscal 2011 compensation was ultimately determined.  It reflects the Company’s strong and sustained corporate performance relative to the Company’s comparator group.  However, even though operational performance has been at or above the top quartile over the one and three year periods, the Company’s total shareholder return has lagged as compared to the Company’s comparator group.

Corporate Operational Results	RIM Performance (Percentage Increase)	RIM vs. Comparator Group
Revenue Growth
1 year	35%	>75th percentile
3 Year	70%	>75th percentile
Diluted EPS Growth
1 year	31%	>75th percentile
3 Year	57%	>75th percentile
Operating Income Growth
1 year	28%	>75th percentile
3 Year	63%	>75th percentile
Return on Operating Income
1 year	36%	>75th percentile
3 Year	32%	>75th percentile

The following graphs show the cumulative total shareholder return of $100 invested in the Company's Common Shares compared to the S&P/TSX Composite Index (expressed in CDN dollars) and the NASDAQ Composite Index for the period of March 4, 2006 to February 26, 2011.

TOTAL SHAREHOLDER RETURN – RIM VS TSX

	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009	February 27, 2010	February 26, 2011
RIM	100.00	197.30	379.18	188.02	275.70	238.94
TSX	100.00	107.38	113.39	67.81	97.09	117.31

TOTAL SHAREHOLDER RETURN – RIM VS NASDAQ

	March 4, 2006	March 3, 2007	March 1, 2008	February 28, 2009	February 27, 2010	February 26, 2011
RIM	100.00	189.07	433.04	166.62	295.70	275.30
NASDAQ	100.00	102.84	59.84	59.84	97.21	120.78

Over the last five fiscal years, on a cumulative basis, the Company’s Common Shares significantly outperformed both indices.  When comparing the total compensation of the NEOs to the Company's five year Common Share price trend, there is a strong correlation between total compensation paid and the Company's Common Share price in large measure because long-term incentive compensation constitutes a significant portion of their respective total compensation.  The CNG Committee considered this long-term shareholder outperformance as a factor in its pay-for-performance deliberations, but focused more attention on relative financial operating performance. Operating performance was judged to be a better measure of management’s operating performance than total shareholder return because it is not subject to short-term distortion from investor perception of expected future performance of the Company.  The CNG Committee was mindful of shareholder return in its deliberations, but did not believe it was the best measurement of management’s performance operating the Company.

F.	Co-CEO Compensation vs. Comparator Group

Decisions on Co-CEO pay were made by the CNG Committee following a review of the Company’s operating performance outlined in Section E.  The charts in this section reflect that the Company’s operational performance was strong and was at or above the 75th percentile over 1 and 3 year periods and the chart below reflects that total shareholder return (“TSR”) was above both the Nasdaq and TSX over a 5 year period.  The chart below illustrates that Co-CEO total actual direct pay has aligned with TSR over the last 5 years.  Total actual direct pay is the sum of base salary, annual incentive, and the fair value of equity awards as of the grant date (with Fiscal 2008 stock option awards valued using a Black-Sholes model with a six year term, three year historical volatility of 45.77% and an exchange rate of U.S. $1.00 = CDN $1.1042).

The Co-CEOs’ target total direct compensation (“TDC”) levels are shown in the chart below.  Their compensation is comprised of base salary, annual incentive and long-term incentive compensation for Fiscal 2011.  The data reflects that the Co-CEOs’ total direct compensation was at the 30th percentile of the Company’s comparator group when the comparator group data was reviewed in October 2011.  This market data was considered by the CNG Committee relative to the Company’s long-term performance and strong corporate operating financial performance when Co-CEO compensation was increased in Fiscal 2011.

Name	Position	FY11 Target TDC	Comparator Group

Balsillie, J.	Co-CEO	$5,354,000	Below 30th Percentile
Lazaridis, M.	President & Co-CEO	$5,354,000	Below 30th Percentile

G.	Summary Compensation Table & Disclosures

The following table provides a summary of the total compensation earned by each NEO of the Company for Fiscal 2011, Fiscal 2010 and Fiscal 2009.  With a view to providing greater clarity in reporting executive compensation, information presented reflects compensation paid to each NEO during each of Fiscal 2009, 2010 and 2011 as well as compensation relating to the NEO’s performance during each year granted, paid or to be paid after the end of such fiscal years.

Summary Compensation Table1
Name	Fiscal Year 2	Salary3 $	Long Term Incentive Plan		Annual Incentive Plan & Special Awards5	Retirement Pension Savings6	All Other Compensation7	Total Compensation
			RSU Awards4 $	Stock Options Awards
James L. Balsillie	2011	$1,175,664	$2,708,340	Nil	$1,204,761	$12,586	$10,777	$5,112,128
Co-CEO	2010	$1,079,234	$2,491,500	Nil	$987,931	$9,433	$9,893	$4,578,001
	2009	$1,086,957	$2,398,875	Nil	$1,178,102	$14,075	$9,964	$4,687,973

Mike Lazaridis	2011	$1,175,664	$2,708,340	Nil	$1,204,761	$12,586	$10,777	$5,112,128
President & Co-CEO	2010	$1,079,234	$2,491,500	Nil	$987,931	$9,433	$9,893	$4,578,001
	2009	$1,086,957	$2,398,875	Nil	$1,178,102	$9,151	$9,964	$4,668,049

Donald Morrison	2011	$715,195	$564,238	Nil	$439,738	$10,935	$17,635	$1,747,741
Chief Operating Officer, BlackBerry	2010	$625,056	$664,400	Nil	$429,132	$9,443	$1,619,345	$3,347,376
	2009	$629,529	$799,625	Nil	$345,769	$9,351	$27,242	$1,811,516

Brian Bidulka	2011	$538,846	$957,790	Nil	$265,048	$8,290	-	$1,769,973
Chief Financial Officer	2010	$393,471	$498,300	Nil	$216,110	$6,174	-	$1,114,055
	2009	$377,038	$479,775	Nil	$150,359	$9,204	-	$1,016,376

Thorsten Heins	2011	$575,619	$824,515	Nil	$510,601	$11,907	-	$1,922,643
Chief Operating Officer, Product Engineering	2010	$494,649	$498,300	Nil	$347,481	$9,443	-	$1,349,873
	2009	$498,188	$639,700	Nil	$196,176	$10,347	-	$1,344,411

James Rowan	2011	$575,619	$824,515	Nil	$510, 601	$10,928	-	$1,921,663
Chief Operating Officer, Manufacturing & Global Supply Chain	2010	$494,649	$498,300	Nil	$347,481	$9,443	-	$1,349,873
	2009	$498,188	$959,550	Nil	$225,239	$4,215	-	$1,687,193

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of 1.104 for Fiscal 2009, 1.1119 for Fiscal 2010 and 1.0207 for Fiscal 2011.
2.
Fiscal Year 2009 covers the period from March 1, 2008 to February 28, 2009, inclusive, Fiscal Year 2010 covers the period from March 1, 2009 to February 27, 2010, inclusive, and Fiscal Year 2011 covers the period from February 28, 2010 to February 26, 2011, inclusive.

3.
Mr. Heins was promoted to the position of Chief Operating Officer, Product Engineering effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000. Mr. Rowan was promoted to the position of Chief Operating Officer, Manufacturing & Global Supply Chain effective May 30, 2010 at which time his base salary was increased from CDN $550,000 to CDN $600,000.

4.
RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the September 28, 2009 award date of USD $66.44, on the April 5, 2010 award date of USD $67.52, on the June 29, 2010 award date of USD $49.75 and on the September 20, 2010 award date of USD $45.139.  The RSU awards for Messrs. Bidulka, Heins and Rowan include RSUs awarded as part of the long term incentive program (See “Long-Term Incentives/Equity”) and separate awards to each NEO made in connection with their respective promotions effective as of December17, 2009 in the case of Mr. Bidulka and May 30, 2010 in the case of Messrs. Heins and Rowan.

5.
Annual Incentive Plan payouts for Fiscal 2011 reflect the awards to be paid in June 2011 in respect of Fiscal 2011. Messrs. Rowan and Heins both received a special cash incentive award of $122,465 as well as an Annual Incentive Plan award of $381,453.

6.
Retirement Pension Savings values for each NEO reflects the Company’s contributions during Fiscal 2009, Fiscal 2010 and Fiscal 2011 in connection with the NEO's participation in the Company's Group RRSP or 401(k) Plan.

7.
The “All Other Compensation” amounts for Mr. Morrison in Fiscal 2010 include $859,292 as part of a payment by the Company to the Canada Revenue Agency (“CRA”) on behalf of approximately 150 current and former Company personnel, excluding the Co-Chief Executive Officers, on account of certain incremental personal tax liabilities incurred by those employees related to the exercise of certain stock options issued by the Company with measurement date issues.  The amount for Mr. Morrison also includes $743,865 for the reimbursement of tax related to the taxable benefit associated with the Company’s payments on his behalf to the CRA.  The foregoing amount was paid by the Company directly to the CRA. All other compensation for Fiscal 2011 also includes perquisites for Messrs. Balsillie, Lazaridis and Morrison.  See “Other Compensation (Benefits and Perquisites)” in Section D.

Outstanding Stock Options and RSU Awards

The following tables indicate all outstanding stock options and RSUs for the Company’s NEOs by grant date and varying vesting schedules.

The vesting schedules and the terms of the NEOs’ outstanding stock option awards as at February 26, 2011 are as follows:

Number of Securities underlying unrestricted unexercised option (#)	Grant Date	Option expiration date	Vesting Schedule	Term
330,000	April 7, 2005	April 7, 2012	5 years - 20% per year	7 Years
25,000	August 4, 2005	August 4, 2012	5 years - 20% per year	7 Years
30,000	July 3, 2007	July 3, 2014	5 years - 20% per year	7 Years
500,000	October 10, 2007	October 27, 2013	5 years - 20% per year	6 years
110,000	December 27, 2007	December 27, 2013	5 years - 20% per year	6 years

The vesting schedules of the NEOs’ outstanding RSU awards as at February 26, 2011 are as follows:

Number of RSUs	Grant Date	Vesting Schedule
115,000	April 5, 2009	3 years (Cliff) 1
3,333	April 5, 2009	3 years (Annual) 2
107,500	September 28, 2009	3 years (Cliff)
7,500	April 5, 2010	3 years (Annual)
15,000	June 29, 2010	3 years (Annual)
162,500	September 20, 2010	3 years (Cliff)

1.	Cliff vesting RSUs are time-based and become fully vested only after three years of active employment.
2.	Annual vesting RSUs are time based with 1/3 of the grant vesting on each anniversary of the grant date.

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as at February 26, 2011.

	Stock Option Awards				RSU Awards
Name	Number of securities underlying unrestricted options (#)	Option exercise price ($) CDN	Option expiration date	Value of unexercised in-the-money options ($)1	Number of RSUs that have not vested (#)	Market or payout value RSUs not vested ($)2
Mike Lazaridis, President and Co-Chief Executive Officer	150,000	$29.7333	7-Apr-12	$5,345,361
	200,000	$114.5800	10-Oct-13	-
					135,000	$8,908,650
James L. Balsillie, Co-Chief Executive Officer	30,000	$29.7333	7-Apr-12	$1,069,072
	200,000	$114.5800	10-Oct-13	-
					135,000	$8,908,650
Donald Morrison, Chief Operating Officer, BlackBerry	150,000	$29.7333	7-Apr-12	$5,345,361
	50,000	$114.5800	10-Oct-13	-
					35,000	$2,309,650
Brian Bidulka, Chief Financial Officer	25,000	$30.8333	4-Aug-12	$862,795
	30,000	$73.4767	3-Jul-14	-
	50,000	$114.5800	10-Oct-13	-
					32,500	$2,144,675
Thorsten Heins Chief Operating Officer, Product Engineering	50,000	$115.4000	27-Dec-13	-
					35,000	$2,309,650

James Rowan Chief Operating Officer, Manufacturing & Global Supply Chain	60,000	$115.4000	27-Dec-13	-
					38,333	$2,529,595

1.
Canadian option values, calculated using the TSX closing price of Common Shares on February 25, 2011 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 0.9787 on February 25, 2011.

2.	RSUs were valued using the NASDAQ closing price of common Shares on February 25, 2011 of USD $65.99.

Incentive Plan Awards - Value Vested or Earned during Fiscal 2011

The following table provides a summary of the value of stock option and RSU awards which vested during Fiscal 2011 as well as the value of annual incentive compensation earned during Fiscal 2011 that will be paid by the Company in June 2011.

Name	Stock Option awards Value vested during the year1 ($)	RSU Awards Value vested during the year2 ($)	Short-Term Incentive Value earned during the year3 ($)
James L. Balsillie	$3,628,503	-	$1,204,761
Co-Chief Executive Officer
Mike Lazaridis	$3,628,503	-	$1,204,761
President and Co-Chief Executive Officer
Donald Morrison	$1,209,501	-	$439,738
Chief Operating Officer, BlackBerry
Brian Bidulka	$275,373	-	$265,048
Chief Financial Officer
Thorsten Heins	-	-	$503,918
Chief Operating Officer, Product Engineering
James Rowan	-	$117,090	$503,918
Chief Operating Officer, Manufacturing & Global Supply Chain

1.
The value of vested stock options awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.

2.	RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the vesting date.
3.
Short-Term Incentive compensation earned in CDN dollars was converted to U.S. dollars using the Bank of Canada average noon exchange rate of 1.0207 for Fiscal 2011. Messrs. Rowan and Heins both received a special cash incentive award of $122,465 as well as an Annual Incentive Plan award of $381,453.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of February 26, 2011. The Compensatory column shows the Company contributions to the accounts of the NEOs during Fiscal 2011.  The Non-compensatory column shows the net impact of contributions made by the NEOs, investment earning/losses and changes in the CDN dollar/U.S. dollar exchange rate during Fiscal 2011. NEOs participate in the same Group RRSP offered to other Canadian-based employees of the Company and the Company matches their respective contributions on the same basis.

Name	Accumulated value at start of year ($)1	Compensatory2($)	Non-compensatory2 ($)	Accumulated Value at year end3($)
James L. Balsillie Co-Chief Executive Officer	$54,776.78	$12,585.60	$21,091.21	$93,419.24

Mike Lazaridis President and Co-Chief Executive Officer	$126,204.92	$12,585.60	$27,538.46	$176,161.92

Donald Morrison Chief Operating Officer, BlackBerry	$123,458.69	$10,935.20	$29,032.35	$173,075.97

Brian Bidulka Chief Financial Officer	$71,353.14	$8,289.90	$18,846.99	$104,240.37

Thorsten Heins Chief Operating Officer, Product Engineering	$63,079.83	$11,907.36	$20,159.59	$100,576.97

James Rowan Chief Operating Officer, Manufacturing & Global Supply Chain	$34,280.10	$10,927.64	$20,627.48	$69,392.52

1.	Accumulated values at the start of the year were converted to U.S. dollars using the Bank of Canada noon exchange rate of 1.0416 as of March 1, 2010.
2.	Compensatory and non-compensatory values for the NEOs were converted to U.S. dollars using the Bank of Canada average noon exchange rate of 1.0207 for Fiscal 2011.
3.
Accumulated values at the end of the year were converted to U.S. dollars using the Bank of Canada noon exchange rate as of February 25, 2011.  The “accumulated values at the year-end” are not the sum of the “accumulated value at the start of the year” column, the “compensatory” column and the “Non-Compensatory” column, because different exchange rates are used in each case.

Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts or long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the NEOs upon termination, change in control or retirement. As of February 28, 2011 only the employment contracts of three of the NEOs, Messrs. Morrison, Bidulka and Heins have such provisions:

•
Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison’s contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months’ base salary, target bonus and benefits at the time of such termination.

•
Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005 and that was amended in May 2007.  Mr. Bidulka’s contract provides that termination of his employment with the Company upon a change in control would entitle him to a payment equal to six months’ base salary, target bonus and benefits at the time of such termination.

•
Mr. Heins is employed under a written employment contract that was entered into on October 31, 2007.  Mr. Heins’ contract provides that termination of his employment with the Company upon a change in control would entitle him to relocation costs back to Germany for him and his family commensurate with the same coverage provided when locating to the Waterloo region from Germany.

If the termination clauses under the respective employment contracts of Messrs. Morrison and Bidulka had been triggered on the last day of Fiscal 2011, Mr. Morrison would have been entitled to CDN $1,302,984 (being comprised of CDN $730,000 attributable to salary, CDN $547,500 attributable to target bonus, CDN $3,584 attributable to benefits and CDN $21,900 attributable to retirement savings) and Mr. Bidulka would have been entitled to CDN $447,098 (being comprised of CDN $275,000 attributable to salary, CDN $165,000 attributable to target bonus, CDN $1,598 attributable to benefits and CDN $5,500 attributable to retirement savings).

The Company's Stock Option Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
If there is a take-over bid or issuer bid (as such terms are defined in the Stock Option Plan) made for all or any of the issued and outstanding Common Shares, the Board of Directors may, by resolution, permit all options outstanding under the Stock Option Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

•
In such situation, if the Board of Directors passed a resolution to trigger immediate vesting, then all outstanding stock option awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
In case of termination of employment for any reason (other than death), a participant under the Stock Option Plan may, but only within 90 days following termination, exercise his or her stock options to the extent that he or she was entitled to exercise such options at the date of termination.  This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change in control of the Company.

The Company's RSU Plan includes provisions relating to a change in control of the Company and termination of employment as follows:

•
In case of a change in control (as defined in the plan), the Board of Directors or the CNG Committee shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change in control.  In such a situation, if the Board of Directors or the CNG Committee passes a resolution to trigger immediate vesting, then all outstanding RSU awards as shown in the Outstanding Stock Options and RSU Awards Table would vest immediately.

•
Any RSU award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason, unless otherwise determined by the Board of Directors or the CNG Committee at or after the time of the grant.

2.	Directors’ Compensation

Director Fee Schedule

In Fiscal 2008, the independent directors of the Company, upon recommendation of the then Nomination & Governance Committee and after consultation with its independent compensation advisor, Towers Perrin, adopted a revised compensation package for directors who are not officers of the Company.  Directors who are also officers of the Company receive no additional remuneration for acting as directors.  Consistent with the initial amounts established in Fiscal 2008, and director compensation last fiscal year, set out below are the compensation details for Fiscal 2011 for directors who are not officers of the Company:

Annual board retainer with 50% paid in DSUs and 50% payable in either cash and/or DSUs at the election of the director) (1)	$150,000
Additional annual retainer for Lead Director (1)	$40,000
Additional annual retainer for Audit and Risk Management Committee Chair (1)	$25,000
Additional annual retainer for CNG Committee Chair (1)	$15,000

1.	All amounts are in CDN dollars. See the Annual Board Retainer and the Deferred Share Unit Plan sections below for an overview of a director’s ability to receive DSUs as a method of payment.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board of Directors retainer is paid to each new director upon becoming a member of the Board of Directors.  In Fiscal 2011, the initial retainer was set at CDN$150,000.  The initial retainer is satisfied in the form of DSUs and directors are required to retain all DSUs granted in satisfaction of the initial Board of Directors retainer until they cease to be members of the Board of Directors.

Annual Board Retainer

In Fiscal 2011, the annual board retainer was paid 50% in DSUs and the other 50% was payable in either a combination of cash and/or DSUs at the election of the director pursuant to the DSU Plan.  Directors are required to retain all DSUs acquired with the dedicated annual board retainer until they cease to be members of the Board of Directors.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 50% of his or her annual retainer, and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company.  Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors.  In 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company.  Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial board retainer, which are granted in their entirety on the first award date after the director joins the Board of Directors).  Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs for cash until the director ceases to be a member of the Board of Directors.  The director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board of Directors.  DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s Common Shares over the five trading days preceding the redemption date.  The DSU Plan and the granting of DSUs to directors align director and shareholder interests in that the value of DSUs is directly tied to the value of the Common Shares.

Share Ownership Guidelines

Since Fiscal 2008, the Board of Directors adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than five times the annual retainer paid to directors (CDN $750,000 based on the current annual retainer).  In Fiscal 2010, the Board of Directors revised the share ownership guidelines so that the test used to determine a director’s compliance with the guidelines is based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director.  Directors are expected to reach this level by 2012 (the fifth anniversary of adoption of the guideline), or for new directors, within five years of joining the Board of Directors.  These shareholder guidelines applied in Fiscal 2011 and were satisfied by Messrs. Balsillie, Lazaridis, Kerr, Richardson and Wetmore as well as Ms. Stymiest.

Directors’ Compensation Table

Set out below are amounts earned by the independent directors in respect of membership on the Board of Directors and its committees in Fiscal 2011:

Name	Total Fees Earned ($) CDN	Amounts Paid in Cash ($) CDN	Amounts Paid In DSUs ($) CDN	% of Total Fees Earned Taken in DSUs

David Kerr	$150,000	$37,500	$112,500	75%
Roger Martin	$150,000	Nil	$150,000	100%
John Richardson1	$190,000	Nil	$190,000	100%
Barbara Stymiest2	$175,000	Nil	$175,000	100%
Antonio Viana-Baptista	$150,000	Nil	$150,000	100%
John Wetmore 3	$165,000	54,000	$111,000	67%

1.	Mr. Richardson’s Total Fees Earned include an annual retainer of CDN $40,000 on account of his position as Lead Director.
2.	Ms. Stymiest’s Total Fees Earned include an annual retainer of CDN $25,000 on account of her position as Chair of the Audit and Risk Management Committee.
3.	Mr. Wetmore’s Total Fees Earned include an annual retainer of CDN $15,000 on account of his position as Chair of the CNG Committee.

Outstanding Stock Options and DSU Awards

Set out below is a summary of the outstanding stock options and DSU awards for each of the independent directors of the Company as at February 26, 2011 (including stock options granted and DSUs credited to each director before Fiscal 2011):

	Stock Option Awards				DSU Awards
Name	Number of securities underlying unrestricted unexercised options (#)	Option exercise price ($) CDN	Option expiration date	Value of unrestricted in-the-money options1	Number of DSUs that have not vested (#)	Market Value of DSUs that have not vested2, 3
John Richardson	15,000	$29.7333	7-Apr-12	$533,337	-
					8,274	$546,001
Barbara Stymiest					9,007	$594,372
Roger Martin					7,759	$512,016
David Kerr					6,260	$413,097
John Wetmore					6,450	$425,636
Antonio Viana-Baptista					5,135	$338,859

1.
Canadian option values, calculated using the TSX closing price of Common Shares on February 25, 2011 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 0.9787 on February 25, 2011.

2.	DSUs do not have vesting conditions/requirements and are redeemable for cash by directors upon ceasing to be a member of the Board of Directors. See “Deferred Share Unit Plan” above.
3.	DSU values were calculated using the NASDAQ closing price of Common Shares on February 25, 2011.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $940,000. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

In the fiscal year ended March 3, 2007, the Company undertook a voluntary internal review of its historical stock option granting practices, which review is described in detail in the Company's Annual MD&A and consolidated financial statements for fiscal 2007. The Company also voluntarily informed the SEC and the OSC of the review. Subsequently, the SEC, the OSC and the Office of the United States Attorney for the Southern District of New York commenced investigations into the Company’s historical stock option granting practices.

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.   In addition, pursuant to the

Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the proviso that the director or officer undertake to repay such costs and expenses with interest if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

In connection with the stock option investigations referred to above and ancillary matters, certain of the directors and a number of current and former officers of the Company retained their own legal counsel, and indemnification payments were made to such persons under the Indemnity Agreements and the Company's by-laws.  For Fiscal 2011, the Company incurred legal fees and disbursements on behalf of directors and officers of the Company as follows: $41,719 for the firms acting for James Balsillie, Co-Chief Executive Officer; $23,497 for the firms acting for Dennis Kavelman, a former Special Advisor to the Company; $4,348 for the firms acting for Mike Lazaridis, President and Co-Chief Executive Officer; $11,668 for the firms acting for Angelo Loberto, Senior Director, Corporate Operations; and $334 for the firms acting for Roger Witteveen, Senior Vice-President, Taxation.  Of these amounts, $73,322 was paid during Fiscal 2011 and $8,243 was incurred but unpaid during Fiscal 2011.  For all of the above individuals, the fees and disbursements incurred and paid in respect of Canadian legal counsel were converted to U.S. dollars using the Bank of Canada exchange rate on the day invoices from such counsel were entered into the Company's records.  For indemnification amounts that were incurred but unpaid during Fiscal 2011, the indemnification amounts were converted to U.S. dollars using the Bank of Canada exchange rate on February 25, 2011.

The Company obtained undertakings from each of the directors and officers whereby if (i) the outcome of any litigation or proceeding for which the Company agrees to indemnify the director or officer establishes that the director or officer was not entitled to indemnification pursuant to the Indemnity Agreement, or (ii) the director or officer is otherwise required by applicable law to repay to the Company amounts paid by way of indemnity, they have agreed to repay to the Company all amounts paid under the indemnities provided to them which the director or officer is required to repay because of the applicability of clause (i) or (ii) above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at February 26, 2011 the number of Common Shares to be issued upon exercise of outstanding stock options or RSUs, the weighted average exercise price of such outstanding stock options or RSUs and the number of Common Shares remaining available for future issuance under equity compensation plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options or RSU	Weighted-average exercise price of outstanding options or RSUs	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	4,613,119	$70.36	14,254,455

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Effective July 2007, directors who are not officers of the Company are not eligible to receive grants of stock options.  The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company.  The Company granted no options to purchase Common Shares pursuant to the Stock Option Plan during Fiscal 2011 and instead granted RSUs as long-term incentive compensation. The CNG Committee and the Company's management are of the view that RSU recipients view RSUs positively and the Company may benefit from increased retention value as a result of RSU awards that vest only after three years.  As at the Record Date, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and the RSU Plan (as defined below) is 18,629,174 representing approximately 3.6% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 4,304,019 Common Shares, representing approximately 0.8% of the Company's issued and outstanding Common Shares on a non-diluted basis (as of the Record Date), are currently outstanding under the Stock Option Plan.  This leaves 14,325,155 Common Shares, representing approximately 2.7% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan.

Pursuant to the Company’s Policy on Granting Equity Awards (the “Policy”) described below, the Stock Option Plan is administered by the CNG Committee.  Each of the Board of Directors and the CNG Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date in accordance with the Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the CNG Committee. Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board of Directors or CNG Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) ninety days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the CNG Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduce the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; or (f) require  approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the

Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of external consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan.  The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan.

RSUs are “phantom” securities that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board of Directors or CNG Committee at the time of grant, in its sole discretion.  Any Common Shares issued by the Company under the RSU Plan will reduce the amount of Common Shares available for issuance under the Stock Option Plan.  Common Shares purchased on the open market by a trustee selected by the Company will not reduce the amount of Common Shares available for issuance under the Stock Option Plan.  There are currently 3,080,487 RSUs outstanding which will, upon vesting, be satisfied by Common Shares purchased on the open market by a trustee selected by the Company.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”).  The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above.  Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant.  Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an

RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable without the consent of the Board of Directors or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Company’s Policy on Granting Equity Awards

The Board of Directors has adopted the Policy, which is summarized below.

Under the Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans.  There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board of Directors or to any officers or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results).  If the meeting of the CNG Committee is held prior to the second trading day following the day that the Company publicly releases its results, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date will be the trading day on which the special trading blackout is terminated).  If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at May 17, 2011, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries.  In addition, no director, senior officer, proposed nominee for election as a director of the Company nor any associate of any director, senior officer or proposed nominee was indebted to the Company in Fiscal 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.  Furthermore, no “informed person” of the company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Co-Chief Executive Officers and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule “B” to this Management Information Circular.

Board of Directors

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the Board of Directors with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that Mr. David Kerr, Ms. Claudia Kotchka, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest, Mr. John Wetmore and Mr. Antonio Viana-Baptista are each independent directors within the meaning of the Rules and Regulations.  Mr. Balsillie, Co-Chief Executive Officer and Mr. Lazaridis, President and Co-Chief Executive Officer are considered to have a material relationship with the Company by virtue of their respective Executive Officer positions with the Company and therefore, are not independent.  With seven of the nine directors proposed to be nominated considered independent, three quarters of the members of the Board of Directors are independent directors.  In addition, the chairs of all of the committees of the Board of Directors are independent directors.

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company.  The Board of Directors discharges its responsibility directly and, in part, through the Audit and Risk Management Committee, Strategic Planning Committee and the CNG Committee.  The Board of Directors operates pursuant to a written mandate, which was updated to reflect the appointment of Co-Chairman in Fiscal 2011 and to more clearly articulate the roles and responsibilities of the Co-Chairs and Lead Director.  The current Board Mandate is set out in Schedule “C” of this Management Information Circular.  The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

1)	ensuring that a culture of integrity is created throughout the organization;
2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Company;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board of Directors;
5)	reviewing the Company’s organizational structure and succession planning;
6)
monitoring the Co-Chief Executive Officers’ performance (including their monitoring of other senior management), approving their compensation and reviewing the Company’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Company;
8)	monitoring the integrity of internal control and management information systems; and
9)	developing the Company’s approach to corporate governance.

Majority Vote Policy

In March 2011, the Board of Directors adopted a Majority Vote Policy.  The policy only applies to an “uncontested election” of Board of Director nominees which for the purposes of the policy means an election where the number of nominees for members of the Board of Directors is equal to the number of members to be elected.  If, with respect to any Board of Director nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board of Directors his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board pursuant to section 4.06 of By-Law A3.  The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board of Directors must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation.  With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board of Directors shall accept the resignation.  In considering whether to accept or refuse the resignation, the Board of Directors will consider all factors deemed relevant by members of the Board of Directors including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee.  Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board of Directors or any of its committees regarding his or her resignation.  The Board of Directors will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

BOARD COMMITTEES

During Fiscal 2011, the Board of Directors had three committees: the Audit and Risk Management Committee, the CNG Committee and the Strategic Planning Committee.  Each of the committees, other than the Strategic Planning Committee which includes the Co-Chief Executive Officers, was composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit and Risk Management Committee met five times during Fiscal 2011 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors.  The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit and Risk Management Committee and administratively to the Co-Chief Executive Officer, Mr. Balsillie.  The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The role of the Audit and Risk Management Committee was enhanced during Fiscal 2010 to better encompass risk management in a number of areas and as a result the then Audit Committee was renamed the Audit and Risk Management Committee.  In particular, the committee’s Charter was enhanced to specifically address oversight of risk management and to acknowledge/address the increasing focus on risk management in the governance realm generally.  The Company’s Risk Management and Compliance Council now provides quarterly updates on its activities to the committee.  In addition, the Charter of the committee was further enhanced to better reflect best practices for audit committees, better align with other Board of Director committee charters and assume certain duties of the dissolved Oversight Committee.  The amended Charter, as approved by the Board of Directors in December 2009, is appended to the Company’s Fiscal 2011 Annual Information Form.  Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2011 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.  It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters.  The Charter of the CNG Committee is available on the Company’s website at www.rim.com.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by management of the Company.  Due to the relatively small number of directors on the Board of Directors, oversight of the tasks associated with the Company’s strategic planning process was previously conducted by the Board of Directors as a whole.  The Strategic Planning Committee had four meetings in Fiscal 2011 and has already convened a meeting in Fiscal 2012.  In December of 2009, the committee adopted, and the Board of Directors approved, a Charter for the committee.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee (“Committee”) is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases of financial results, and the review of other regulatory documents as required.  The Committee is also responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services, the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

In addition, the Committee has oversight over risk management and the activities of the Company’s Risk Performance and Audit Group.  In Fiscal 2010, the Board of Directors and the Committee adopted amendments to the Committee’s Charter to provide, among other things, more focus on risk management and oversight matters, including providing for the Committee’s review of major risks, management’s risk appetite and the Company’s risk management process. The Committee reviews and approves the annual audit universe and plan of the Risk Performance and Audit Group and receives quarterly updates from the Group on its progress on executing the plan. The Committee also receives quarterly reports from the Company’s Risk Management and Compliance Council on matters within its purview.

The Committee, which consists entirely of independent directors who meet the heightened independence requirements for members of an audit committee under the U.S. Exchange Act, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, and to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company.  In addition, the Committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters.  The independent auditors have full and unrestricted access to the Committee to discuss audit findings, financial reporting and other related matters.  The Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Committee has recommended to the Board of Directors approval of the audited consolidated financial statements, notes and MD&A for Fiscal 2011.

The members of the Audit and Risk Management Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report presented by:

Barbara Stymiest (Committee Chair)
John Richardson
David Kerr
Antonio Viana-Baptista

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the Fiscal 2011 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended February 26, 2011 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to February 26, 2011;

(iii)	the Fiscal 2011 Annual MD&A;

(iv)	the Fiscal 2011 Annual Information Form; and

(v)	this Management Information Circular.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy.  Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board of Directors of the Company on May 26, 2011.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 26th day of May, 2011.

BY ORDER OF THE BOARD

(signed)	John Richardson, Lead Director

SCHEDULE “A”
SHAREHOLDER PROPOSAL FROM NORTHWEST & ETHICAL INVESTMENTS L.P. (“NEI”)

(Separation of Chair of the Board and Chief Executive Officer)

Be it resolved that:

The Board of Directors adopt a policy on corporate governance that divides the role of Chair of the Board of Directors (Chair) from the position of Chief Executive Officer (CEO), and to amend any bylaws to reflect that the Chair is to be an independent Board member.  The policy should describe how the selection of a Chair will occur between annual meetings of shareholders should the Chair’s status as independent cease during this period.  The policy can allow for a non-independent director to serve as Chair only when no independent director is available or willing to serve in the position.  The policy should be adopted prior to December 31, 2011.

Supporting Statement

To support the high performance of the Board of Directors it is crucial that the position of Chair of the Board (Chair) be separate from the position of Chief Executive Officer (CEO).

Research In Motion (RIM) acknowledged that the division of these roles is “consistent with current best practices in corporate governance” in a news release dated March 5, 2007.  The division of roles undertaken at that time was part of a suite of measure in response to an Ontario Securities Commission investigation into the backdating of stock options at RIM.

Securities regulators in Canada acknowledge the superior governance structure of a separate chair and CEO.  According to the Corporate Governance guidelines of National Policy 58-201, the Chair of the Board should be an independent director except where it is not deemed appropriate.

The practice of separating the role of Chair and CEO is also supported by the Canadian Coalition for Good Governance (CCGG).  The CCGG states that the separation of these two positions is vital to ensuring good oversight of a company’s affairs.  The CCGG specifies that a corporate governance structure with separate representatives in these roles “resolves inherent conflicts of interest and clarifies accountability – the Chair to the shareholders and the CEO to the Board.”1

RIM’s recent appointment (December 2010) or co-CEOs Mr. Balsillie and Mr. Lazaridis to the additional role of co-Chairs contradicts the company’s own statement, widely acknowledged best practice and regulatory expectations.

__________________

1.  See “Guideline Three’ of the document: Building High Performance Board, Canadian Coalition for Good Governance.  Mar 2010. [online]
http://www.ccgg.ca/site/ccgg/assets/pdf/CCGG Building High Performance Boards Final March 2010.pdf

COMPANY’S RESPONSE TO NEI PROPOSAL

Management and the Board believe that the adoption of the resolution proposed by NEI (“NEI Proposal”) is not in the best interests of the Company or its shareholders and recommends that shareholders vote AGAINST the resolution for the following reasons:

•
Consideration of All Facts & Circumstances. While Management and the Board accept the underlying importance of an independent board of director structure to facilitate, among other things, independent oversight of management and a high performing board of directors, the NEI Proposal focuses on titles only and does not contain all of the facts and circumstances relevant to the appointment of Messrs. Balsillie and Lazaridis to the positions of Co-Chairs of the Board, the nature and roles of the Co-Chair positions, the independent operation of the Board and current regulatory/shareholder perspectives on the issue of the division of the chair and chief executive officer.

•
Balancing Conducting Business and Management Oversight. The Board’s appointments of Messrs. Balsillie and Lazaridis were made taking into consideration the best interests of the Company.  As indicated in the Board Mandate (See Board Mandate - Schedule “C”), the appointments of Messrs. Balsillie and Lazaridis are intended to provide the Co-Chief Executive Officers with the title of Co-Chairs for the purpose of representing the Company’s business and operational interests with customers, suppliers, governments, regulatory authorities and other strategic parties consistent with the duties and authority of the office of the Chief Executive Officer while at the same time maintaining a counterbalancing governance structure  that includes vesting the traditional roles and responsibilities of a Chair in the independent Lead Director of the Board.  The Board deemed this structure as appropriate for the Company in that it provides the Co-Chief Executive Officers with an external facing title to further the Company’s business interests in international markets, but does not detract from the independent oversight and operation of the Board since there is a counterbalancing governance structure in place.  In effect, other than in title and potentially chairing of a shareholder meeting, there is a division of roles and responsibilities between the Co-Chief Executive Officers and the person discharging the typical roles and responsibilities of a chair – the independent Lead Director.  The Company’s governance structure reflects two distinct jobs with different job responsibilities.

•
The Role of Co-Chairs. The Co-Chairs have no roles or responsibilities regarding the independent operation of the board of directors or the oversight of management commonly within the purview of a chair of a board of directors.  The title has been conferred on them to facilitate their representation of the Company’s business interests as noted above and without any roles or responsibilities typical of a chair, other than potentially chairing a meeting of shareholders.  As discussed in greater detail below, it is not an uncommon practice, internationally, for a company’s most senior executive(s) to also carry a chair title.

•
Independent Operation of the Board and Oversight of Management.  It is the designated independent Lead Director who has been elected by the independent members of the Board who fulfils the typical roles and responsibilities of a chair, including the following (See Board Mandate - Schedule “C”):

	•	convene and chair meetings of the Board and executive sessions of the Board consisting exclusively of independent directors;
	•	act as liaison between the independent directors and Management (including the Co-Chief Executive Officers and Co-Chairs);
•
consult with the Board and the Corporate Secretary and set board agendas that are based on the responsibilities of the Board and reflect current priorities and ensure that materials and any information sent to the Board are appropriate and timely;

	•	approves meeting schedules;
	•	has the authority to call meeting of the independent directors; and
	•	be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate.

•	Other Elements of the Company’s Governance Structure. There are also counterbalancing measures in place and additional facts worthwhile considering:

	•	the Board is highly independent - 6 of 8 directors (75%) are independent directors and if all nominees are elected, 7 of 9 directors (78%) will be independent directors;
	•	the key Board committees, the CNG Committee and the Audit and Risk Management Committee, are comprised fully of independent directors;
•
the Company has established governance practices in place, including the Board Mandate (addresses, among other things, Board responsibilities, continuing education, change of employment notification and over boarding); Charters for all Board committees; annual effectiveness evaluations for the Board, Board Committee, the independent Lead Director, Chairs of the Committees, and individual directors; Board nominee selection criteria; individual and not slate voting for Board nominees; a majority vote policy; the Business Standards and Principles governing the conduct of Board members and employees; a web-based and telephone supported whistleblower hotline which allows for anonymous reporting directly to the Chair of the Audit & Risk Management Committee; succession planning; and stock ownership guidelines for directors (See Also Corporate Governance Practices  - Schedule “B”).

•
Regulatory/Shareholder Perspectives.  There is no law, rule or regulation in the United States or Canada that requires the Company to have a separate chief executive officer and chair of the Board.  Instead, both Canadian and United States rules recognize that it may be appropriate for a public company to have a combined role.  In the case of the United States, the Securities and Exchange Commission has adopted rules that do not apply to the Company that require public companies to disclose the board leadership structure.  In Canada, National Policy 58-201 recognizes that, while an independent chair is preferred, it may not always be appropriate and in such cases an independent lead director should be appointed as the Company has done.  When the Board made the appointments in December 2010, the then 2010 data reviewed by the Board2 indicated that approximately 70% of the largest 100 United States companies still combined the chair and chief executive officer roles and approximately 18% of the TSX Composite did as well.  However, even in the case of split roles, approximately 56% of the United States companies and approximately 33% of the TSX Composite companies continued to have non-independent chairs.  Overall, approximately 85% of the United States companies and approximately 45% of TSX Composite companies had non-independent chairs.  Accordingly, in addition to the rationale and effective division of roles discussed above, it is clear that many public companies continue to adopt different governance structures which presumably are better suited to such companies.

Institutional shareholders are also not unequivocally against a combined chief executive officer role and many do continue to recognize that there may be instances where it is appropriate for a public company to combine the roles.  For example, ISS’s 2011 Canadian Proxy Voting Guidelines Summary states that “an independent lead director may be an acceptable alternative as long as the lead director has clearly delineated and comprehensive duties including the full authority to call board meetings and approve meeting materials and engage with shareholders. A counterbalancing lead director alternative must be accompanied by majority independence on the board and key committees, and the absence of any problematic governance practices”.  As discussed above, the Company and Board believe that it satisfies these criteria.

__________________

2.  U.S. statistics were compiled by external U.S. legal counsel based on an annual survey of corporate governance prepared in August 2010 by Sherman & Sterling LLP and similar surveys on the S&P 500 compiled by external U.S. counsel in January 2010.  Canadian statistics were based on Canadian external legal counsel review of publicly available materials as of January 2010.

SCHEDULE “B”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Six of the current Board of Directors (“Board”) members and the new nominee for election as a director qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): David Kerr, Claudia Kotchka, Roger Martin, John Richardson, Barbara Stymiest, John Wetmore and Antonio Viana-Baptista.  See “Report on Corporate Governance Practices – Board of Directors” in this Management Information Circular for further details on the Board’s determination of independence. If the proposed nominees to the Board are elected at the Meeting, then the above noted Board Members will continue to qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Two of the current Board members, Mike Lazaridis and Jim Balsillie, do not qualify as independent directors under the Audit Committee Instrument and Corporate Governance Instrument because they are officers of the Company.  See “Report on Corporate Governance Practices – Board of Directors” in this Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority (six of eight directors) of the current Board are independent and if the nominees proposed for election in this Management Information Circular are elected at the Meeting, a majority (seven of nine directors) of the directors will continue to be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors meet regularly without non-independent directors and members of management present during Fiscal 2011 via three in-camera sessions at regularly scheduled quarterly meetings of the Board.  The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of the committee.

See "Election of Directors – Director Attendance and Committee Meetings Held During Fiscal 2010" for a listing of all Board and Committee meetings.

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Messrs. Balsillie and Lazaridis, who are not independent directors, are currently Co-Chairs of the Board.  The role of the Co-Chairs is to represent the Corporation’s business and operational interests with customers, suppliers, governments, regulatory authorities and other strategic parties consistent with the duties and authority of the office of the Chief Executive Officer.  It is an independent director, Mr. John Richardson, who acts as the Lead Director and effective leader of the Board.  In the context of the independent operation of the Board and its oversight of management, Mr. Richardson fills all of the roles and responsibilities typical of a chair including: (i) approving information submitted by management to the Board, (ii) approving the agenda for Board Meetings, (iii) leading meetings of the independent directors and Board, (iv) serving as a liaison between the independent directors and the Co-Chief Executive Officers, (v) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of independent directors, and (vi) ensuring procedures are in place to assess the effectiveness of the Board, its committees and its members on a regular basis.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The written mandate of the Board is attached to this Management Information Circular as Schedule “C”.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”.

3.(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board has developed written mandates for the chair and the chair of each Board committee. The Board mandate includes a mandate for the Lead Director and the Co-Chairs.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
In Fiscal 2011, position descriptions were developed for each of Messrs. Lazaridis and Balsillie and each of the Executive Officers.

4. (a)	Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
All new directors of the Company now receive a comprehensive orientation.  The orientation includes: meeting the Chair of the CNG Committee, the Lead Director and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board Mandate and committee Charters; a briefing from the Company's internal and external legal counsel on their legal duties, corporate and securities obligations and the Company's corporate governance procedures and policies; meeting with each of the Executive Officers and certain other senior management, such as the Senior Vice-President, Investor Relations, in order to understand the Company's products, operations and key functions; and a tour of Company manufacturing and operations facilities.  The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees.  To allow the Board and committees additional time to conduct their respective business and to allow for education/orientation sessions, the Board has moved the CNG Committee and recently the Audit and Risk Management Committee quarterly meetings to the day preceding the quarterly Board meeting. A Board dinner also typically occurs on the evening preceding the quarterly Board meeting and provides the Board an opportunity to privately (or with management invitees) discuss the Company’s business in a more informal setting.  The Strategic Planning Committee meets on the day of the quarterly Board meeting and provides new directors with an excellent opportunity to learn about the Company’s business from senior management attendees and other Board members.  The Board intends to review the Company's continuing orientation/education efforts periodically as appropriate.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s Charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs.  Education occurs as part of the regular business of the Board and its committees.  The opportunities for education of Board members, at the Board and Board committee meetings, have increased over recent years.  To allow the Board and committees additional time to conduct their respective business and to allow for education sessions, the Board has moved the CNG Committee and more recently the Audit and Risk Management Committee quarterly meetings to the day preceding the quarterly Board meeting.  The quarterly Board dinner is also intended to have an educational component.

In September of Fiscal 2011, the CNG Committee reviewed Board education during the preceding twelve months and recommended to the Board, and the Board approved, that the Board Mandate be amended to require that: (i) individual directors to seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2011, members of Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments, a variety of topics in quarterly materials from Ernst & Young LLP, business, competitive and strategic matters in connection with the quarterly Strategic Planning Committee meetings, revenue recognition practices, new accounting standards, the impact of the Canadian Federal Budget, International Financial Reporting Standards (IFRS) and Xtensible Business Reporting Language (XBRL).  The Board intends to review the Company's continuing education efforts periodically as appropriate.

5. (a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees of the issuer. If the Board has adopted a written code:
In March 2011, the Company adopted a new written code of business standards and principles (the “Code”) for the directors, officers and employees of the Company.  The Code replaced the Company’s previous code of ethics and is one of 3 policies that comprise the Company’s Business Standards and Principles.

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on SEDAR at www.sedar.com  and on the Company’s website at www.rim.com/investors/governance, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read and understand the Code.  As of the end of Fiscal 2010, the Company implemented a whistleblower program that made whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems.  The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the RIM EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity.  Employees have been advised of whistleblower program as part of the Company’s Business Standards and Principles acknowledgement program which is conducted annually and includes an acknowledgement of the Code.  Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, the Board mandate was updated in Fiscal 2011 to confirm that the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company.  Other than matters currently within the purview of the Corporate Disclosure Committee, accountability for the compliance program was assigned to the Company’s Risk Management and Compliance Council in Fiscal 2011, which consists of senior management members representing all of the significant areas of the Company’s business.  The Risk Management and Compliance Council’s mandate was also augmented to include the responsibility for broader oversight of a compliance program appropriate for the Company, including its existing compliance initiatives, legal/regulatory compliance (other than matters currently within the purview of the Corporate Disclosure Committee) and internal corporate policies approved by the Board.  The Risk Management and Compliance Council reports to the Co-CEOs.  The Chair of the Risk Management and Compliance Council also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities.  The committee, through its Chair, will report out to the Board, at least quarterly.

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report since the beginning of Fiscal 2011 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and a guideline that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

•    Code of Business Standards and Principles;
•    Prevention of Improper Payments Policy; and
•    Insider Trading Policy.

Employees are asked to acknowledge the Business Standards and Principles on an annual basis.

6. (a)	Describe the process by which the Board identifies new candidates for Board nomination.
The CNG Committee is governed by a formal Charter and has the responsibility for nominating new directors.  In Fiscal 2010, the CNG Committee adopted new selection criteria for recruiting a new director.  Using these selection criteria, the Board appointed Mr. Viana-Baptista to the Board in September 2009 and identified Ms. Claudia Kotchka as a nominee for director in 2011 in each case on the recommendation of the CNG Committee.  Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms and individual referrals.  The selection criteria included criteria relating to:

-  the specific skill set and experience required on the Board at a given time taking into account the skill sets of the remaining Board members;
-  personal characteristics; and
-  other considerations.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The CNG Committee is composed entirely of independent directors, being, David Kerr, John Richardson and John Wetmore.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors.  The responsibilities of the CNG Committee relating to nominations are also contained in the Committee’s Charter which is available at www.rim.com.

7. (a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
Details of the compensation paid to independent directors and officers of the Company can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under “Executive and Director Compensation”.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The CNG Committee is composed entirely of independent directors, being David Kerr, John Richardson and John Wetmore.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.rim.com.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In Fiscal 2011, the Company continued to retain an independent advisor to provide expert advice on executive compensation, Board compensation and related governance issues and to report to the CNG Committee with advice.  Towers Watson fulfilled this role for the first part of Fiscal 2011 and Frederic Cook for the second part of Fiscal 2011.  Towers Watson also assisted the Company in other areas unrelated to advice to the CNG Committee, including other consulting services from time to time, primarily with respect to sales incentive compensation and employee engagement surveys.  Frederic Cook did not provide any additional advice or services to the Company.  For Fiscal 2011, Towers Watson fees totalled approximately CDN $54,000 and Frederic Cook fees totalled approximately CDN $74,511 for a total of CDN $128,511.

8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Company has a Strategic Planning Committee. The current members of the Strategic Planning Committee are set forth under each of the director’s biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”.  Additional information on the Strategic Planning Committee and its membership can be found under the heading “Board Committees”.  Since the inception of the Committee, all members of the Board have also attended and participated in meetings of the committee during which management and the Committee discuss and put forward strategic initiatives for the Company.  In Fiscal 2011, the Strategic Planning Committee began to meet quarterly.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  In Fiscal 2011, a Board effectiveness questionnaire and follow-up process was developed and undertaken.  Through the questionnaire completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are being formally assessed with respect to their effectiveness and contribution.  The completed questionnaires are reviewed by the Lead Director and/or the Chair of the CNG Committee who subsequently discuss with each director their respective questionnaires and report to the Board on the results of the evaluation process.

SCHEDULE “C”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed an Audit & Risk Management Committee, Compensation, Nomination & Governance Committee and Strategic Planning Committee to perform certain delegated duties and responsibilities in accordance with their respective charters.  However, such delegation does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities.  Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	ensuring that a culture of integrity is created throughout the organization;
2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Corporation;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Company’s board of directors;
5)	reviewing the Corporation’s organizational structure and succession planning;
6)
monitoring the Co-Chief Executive Officers’ performance (including their monitoring of other senior management), approving their compensation and reviewing the Corporation’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Corporation;
8)	monitoring the integrity of internal control and management information systems; and
9)	developing the Corporation’s approach to corporate governance.

2.	OFFICE OF BOARD CHAIR

The Corporation has non-independent Board Co-Chairs who are the Co-Chief Executive Officers of the Corporation. The role of the Co-Chairs is to represent the Corporation’s business and operational interests with customers, suppliers, governments, regulatory authorities and other strategic parties consistent with the duties and authority of the office of the Chief Executive Officer.

3.	RESPONSIBILITIES OF LEAD DIRECTOR

The independent Directors of the Board will elect one of the independent Directors to be the Lead Director with the intent that, in relation to the operation of the Board, the Lead Director fulfills the responsibilities typically performed by a chairperson of a board of directors. The Lead Director will facilitate the functioning of the Board independently of management of the Corporation and provide independent leadership to the Board. The responsibilities of the Lead Director will include, among other things, the following:

1)	Assume primary responsibility for the independent operation and functioning of the Board while maintaining a close working relationship with senior management of the Corporation;
2)	Convene and chair meetings of the Board and executive sessions of the Board consisting exclusively of independent directors;
3)
Ensure that the responsibilities of the Board are well understood by both the Board and management of the Corporation and the boundaries between the Board and management of the Corporation are clearly understood and respected;

4)	Oversee compliance with the governance policies of the Board;
5)
Ensure procedures are in place to regularly assess the effectiveness of the Board, its committees and individual Directors, and that it has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate;

6)
Consult with the Board and the Corporate Secretary and set board agendas that are based on the responsibilities of the Board and reflect current priorities and ensure that materials and any information sent to the Board are appropriate and timely;

7)	Act as liaison between independent Directors and the Co-Chief Executive Officers;
8)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate; and
9)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.
2)	Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations.
3)
Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Director on the Board. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)
Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5)	Limit on Board Service: Refrain from serving concurrently on more than six (6) public company boards of directors, without the prior consideration and approval of the Board.

5.	METHOD OF OPERATION OF THE BOARD

	1)	Meetings of the Board are held at least quarterly and as otherwise required.

	2)	Independent Directors meet regularly without management of the Corporation and other non-independent Directors present.

6.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

295 Phillip Street Waterloo, Ontario Canada N2L 3W8 Tel: (519) 888-7465

7.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 3

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE	Security Class	Common Shares
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA	Holder Account Number

	C9999999999	IND

—
Fold

Form of Proxy - Annual Meeting of Research in Motion Limited (the "Company") to be held on July 12, 2011

This Form of Proxy is solicited by and on behalf of Management of the Company.
Notes to proxy

1.
Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.

5.
The Common Shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1 and 2 and AGAINST the shareholder proposal in item 3.

6.
The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

—
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.	Fold

8.	This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

Proxies submitted must be received by 6:30 p.m., Eastern Daylight Time, on July 8, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

+	SAM SAMPLE	C9999999999	+
IND C01

Appointment of Proxyholder
I/We, being shareholder(s) of the Company hereby appoint: James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company,
OR	Print the name of the person you are appointing if this person is someone other than James L. Balsillie or Mike Lazaridis.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1 and 2 and AGAINST the shareholder proposal in item 3) and all other matters that may properly come before the Annual Meeting of shareholders (the "Meeting") of the Company to be held on July 12, 2011 at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m., (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold	For	Withhold	For	Withhold

01. James L. Balsillie		02. Mike Lazaridis		03. David Kerr
—
04. Claudia Kotchka		05. Roger Martin		06. John Richardson		Fold

07. Barbara Stymiest		08. Antonio Viana-Baptista		09. John Wetmore

	For	Withhold

2. Appointment of Auditors

Resolution approving the re-appointment of the auditors of the Company and authorizing the Board of Directors to fix the auditors' remuneration.

	For	Against

3. Shareholder Proposal

The Shareholder proposal set out in Schedule "A" of the accompanying management information circular for the Meeting.

—
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in item 1 and 2 and AGAINST the shareholder proposal in item 3.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual
statements and accompanying Management’s Discussion and Analysis by mail.	Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	9 9 9 9 9	1 2 3 8 3 9	1 P I Z	A R 2	R I M Q	+

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE	Security Class	Common Shares
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA	Holder Account Number

	C9999999999	IND

—
Fold

Form of Proxy - Annual Meeting of Research in Motion Limited (the "Company") to be held on July 12, 2011

This Form of Proxy is solicited by and on behalf of Management of the Company.
Notes to proxy

1.
Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.

5.
The Common Shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1 and 2 and AGAINST the shareholder proposal in item 3.

6.
The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

—
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.	Fold

8.	This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

Proxies submitted must be received by 6:30 p.m., Eastern Daylight Time, on July 8, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

+	SAM SAMPLE	C9999999999	+
IND C01

Appointment of Proxyholder
I/We, being shareholder(s) of the Company hereby appoint: James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company,
OR	Print the name of the person you are appointing if this person is someone other than James L. Balsillie or Mike Lazaridis.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1 and 2 and AGAINST the shareholder proposal in item 3) and all other matters that may properly come before the Annual Meeting of shareholders (the "Meeting") of the Company to be held on July 12, 2011 at The Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m., (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold	For	Withhold	For	Withhold

01. James L. Balsillie		02. Mike Lazaridis		03. David Kerr
—
04. Claudia Kotchka		05. Roger Martin		06. John Richardson		Fold

07. Barbara Stymiest		08. Antonio Viana-Baptista		09. John Wetmore

	For	Withhold

2. Appointment of Auditors

Resolution approving the re-appointment of the auditors of the Company and authorizing the Board of Directors to fix the auditors' remuneration.

	For	Against

3. Shareholder Proposal

The Shareholder proposal set out in Schedule "A" of the accompanying management information circular for the Meeting.

—
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in item 1 and 2 and AGAINST the shareholder proposal in item 3.
DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual
statements and accompanying Management’s Discussion and Analysis by mail.	Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	9 9 9 9 9	1 2 3 8 3 9	1 P I Z	A R 2	R I M Q	+

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 10, 2011	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Senior Vice President, Investor Relations